UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2012
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the three- and six-months
ended June 30 of
Fiscal Year 2012

Corporate Management

Board of Directors
In office until the approval of the financial statements as of and for the year ending December 31, 2014.
Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Chief Executive Officer	Andrea Guerra
Directors	Roger Abravanel*
Mario Cattaneo*
Enrico Cavatorta
Claudio Costamagna*
Claudio Del Vecchio
Sergio Erede
Elisabetta Magistretti*
Marco Mangiagalli*
Anna Puccio*
Marco Reboa* (Lead Independent Director)
*Independent director.
Human Resources Committee	Claudio Costamagna (Chairman)
Roger Abravanel
Anna Puccio
Internal Control Committee	Mario Cattaneo (Chairman)
Elisabetta Magistretti
Marco Mangiagalli
Marco Reboa
Board of Statutory Auditors
In office until the approval of the financial statements as of and for the year ending December 31, 2014
Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Barbara Tadolini
Alternate Auditors	Giorgio Silva
Fabrizio Riccardo di Giusto
Officer Responsible for Preparing the Company's Financial Reports	Enrico Cavatorta
Auditing Firm
Until approval of the financial statements as of and for the year ending December 31, 2020.
PricewaterhouseCoopers SpA

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,183,305.72
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM FINANCIAL RESULTS
AS OF JUNE 30, 2012
(UNAUDITED)

        The following discussion should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2011, which includes a study about risks and uncertainties that can influence the Group's operational results or financial position.

1.     OPERATING PERFORMANCE FOR THE THREE- AND THE SIX-MONTH PERIODS ENDED JUNE 30, 2012

        During the course of the second quarter of 2012, the Group's growth trend continued. In a more challenging macroeconomic environment, the Group achieved positive results in the majority of the geographic areas in which it operates, with excellent performance in North America, Australia and all emerging countries.

        Net sales for the quarter were Euro 1882.2 million, and increased by 15.2% (+7.0% at constant exchange rates1), from Euro 1,633.5 million in the same period of 2011. Net income increased by 20.6% to Euro 195.5 million from Euro 162.1 million in the same quarter of 2011.

        During the half-year ended June 30, 2012, net sales grew by 15.1% (+9.0% current exchange rates) to Euro 3,670.4 million (Euro 3,189.6 million during the same period in 2011).

        EBITDA in the second quarter of 2012 rose by 18.1% over the same period in 2011, going from Euro 352.2 million in 2011 to Euro 415.9 million in the same period of 2012. Additionally, adjusted EBITDA2 in the first half of 2012 increased by 20.2 percent to Euro 761.2 million from Euro 635.1 million in the same period of 2011.

        Operating income for the second quarter of 2012 amounted to Euro 332.6 million (Euro 276.8 million during the same period of the previous year) and increased by +20.2%, as compared to the same period in 2011. The Group's operating margin grew even further rising from 16.9% in the second quarter of 2011 to 17.7% in the current quarter.

        During the first sixth months of 2012, adjusted operating income3 amounted to Euro 590.6 million, up by 22.0% as compared to Euro 484.2 million in the same period of 2011. The Group's adjusted operating margin4 therefore rose from 15.2% during the first six months of 2011 to 16.1% in the same period of 2012.

        In the second quarter of 2012, net income attributable to Luxottica Stockholders was Euro 195.5 million (Euro 162.1 million in the same period of 2011). In the second quarter 2012 earnings

1
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the six-month period ended June 30, 2011. Please refer to Attachment 1 for further details on exchange rates.

2
For a further discussion of adjusted EBITDA, see page 15—"Non-IFRS Measures."

3
For a further discussion of adjusted operating income, see page 15—"Non-IFRS Measures."

4
For a further discussion of adjusted operating margin, see page 15—"Non-IFRS Measures."

per share ("EPS") was Euro 0.42 and EPS expressed in USD was 0.54 (at an average exchange rate of Euro/USD of 1.2814).

        By carefully controlling working capital, the Group generated positive free cash flow5 in both the first six months of the year (Euro 216 million) and the second quarter (Euro 180 million). After the payment of dividends of approximately Euro 227 million, net debt as of June 30, 2012 was Euro 2,164 million (Euro 2,032 million at the end of 2011), with the ratio of net debt to adjusted EBITDA6 of 1.7x, unchanged compared to December 31, 2011.

2.     SIGNIFICANT EVENTS DURING THE SIX MONTHS ENDED JUNE 30, 2012

January

        On January 20, 2012, the Group successfully completed the acquisition of 80% of share capital of the Brazilian entity Grupo Tecnol Ltd. The remaining 20% will be acquired evenly (five percent per year) starting from 2013 over a four year period. The consideration paid for the 80% was approximately 143.7 million Brazilian Reais (approximately Euro 59.4 million); additionally the Group assumed Tecnol's net debt amounting to approximately Euro 31.5 million. The acquisition furthers the Group's strategy of continued expansion of its wholesale business and acquiring a manufacturing facility in South America.

        On January 24, 2012, the Board of Directors of Luxottica Group S.p.A. (hereinafter, also the "Company") approved the reorganization of the retail business in Australia. As a result of the reorganization, the Group will close approximately 10% of its Australian and New Zealand stores, redirecting resources into its market-leading OPSM brand.

March

        On March 19, 2012, the Company closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by Luxottica U.S. Holdings Corp. ("U.S. Holdings") and Luxottica S.r.l., both of which are wholly-owned subsidiaries. On March 19, 2012, the notes were assigned a BBB+ credit rating by Standard & Poor's.

April

        At the Stockholders' Meeting on April 27, 2012, the stockholders approved the Statutory Financial Statements as of December 31, 2011, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.49 per ordinary share, reflecting a year-over-year 11.4 percent increase. The aggregate dividend amount of Euro 227.0 million was fully paid in May 2012.

May

        On May 17, 2012, the Company entered into an agreement pursuant to which it will acquire approximately 120 Sun Planet stores in Spain and Portugal. Over time, the stores will be rebranded under the Sunglass Hut brand. In 2011, net sales of the chain totaled approximately Euro 22 million.

June

        On June 8, 2012, Armani Group and the Company signed an exclusive license agreement for the design, manufacture and worldwide distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X Armani Exchange brands. The 10-year license agreement,

5
For a further discussion of free cash flow, see page 15—"Non-IFRS Measures."

6
For a further discussion of net debt to adjusted EBITDA, see page 15—"Non-IFRS Measures."

incorporating market conditions, will begin on January 1, 2013. The first collection will be presented during 2013.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 6.2 billion in 2011, over 65,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 to the Condensed Consolidated Half Year Financial Report as of June 30, 2012 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow, Multiopticas and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.2965 in the first six months of 2012 to Euro 1.00 = U.S. $1.4032 in the same period of 2011. With the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or the profitability in consolidation. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Note 10 of the Management Report of the 2011 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (UNAUDITED)

In accordance with IFRS

	Six months ended June 30,

(Amounts in thousands of Euro)	2012	% of net sales	2011	% of net sales

Net sales	3,670,358	100.0%	3,189,646	100.0%
Cost of sales	1,229,042	33.5%	1,097,127	34.4%

Gross profit	2,441,316	66.5%	2,092,519	65.6%

Selling	1,134,419	30.9%	980,366	30.7%
Royalties	68,104	1.9%	57,052	1.8%
Advertising	225,407	6.1%	203,673	6.4%
General and administrative	444,238	12.1%	367,194	11.5%
Total operating expenses	1,872,168	51.0%	1,608,285	50.4%

Income from operations	569,148	15.5%	484,234	15.2%

Other income/(expense)
Interest income	11,895	0.3%	7,235	0.2%
Interest expense	(72,988)	(2.0)%	(60,434)	(1.9)%
Other—net	(489)	(0.1)%	(2,896)	(0.1)%

Income before provision for income taxes	507,566	13.8%	428,140	13.4%

Provision for income taxes	(178,077)	(4.9)%	(147,221)	(4.6)%

Net income	329,489	9.0%	280,919	8.8%

Attributable to
—Luxottica Group stockholders	326,321	8.9%	276,781	8.7%
—non-controlling interests	3,168	0.1%	4,138	0.1%

NET INCOME	329,489	9.0%	280,919	8.8%

Adjusted Measures[7]	2012	% of net sales	2011	% of net sales	% change

Adjusted income from Operations	590,580	16.1%	484,234	15.2%	22.0%
Adjusted EBITDA	721,227	20.7%	635,140	19.9%	19.9%
Adjusted Net Income attributable to Luxottica Group Stockholders	341,323	9.3%	276,781	8.7%	23.3%

        Net Sales.    Net sales increased by Euro 480.8 million, or 15.1 percent, to Euro 3,670.4 million in the first six months of 2012 from Euro 3,189.6 million in the same period of 2011. Euro 169.9 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first six months of 2012 as compared to the same period in 2011 and to increased sales in the retail distribution segment of Euro 310.9 million for the same period.

        Net sales for the retail distribution segment increased by Euro 310.9 million, or 16.9 percent, to Euro 2,155.4 million in the first six months of 2012 from Euro 1,844.5 million in the same period in 2011. The increase in net sales for the period was partially attributable to a 6.1 percent improvement in

7
Adjusted measures are not in accordance with IFRS. For a further discussion of adjusted measures, see page 15—"Non-IFRS Measures."

comparable store sales8. In particular, we saw a 6.4 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of 5.3 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 159.8 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 169.9 million, or 12.6 percent, to Euro 1,515.0 million in the first six months of 2012 from Euro 1,345.1 million in the same period in 2011. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley and Persol, and of some designer brands such as Chanel, Prada, Polo, Tiffany and the recently launched Coach line. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially confirmed by positive currency fluctuations, in particular the strengthening of the U.S. dollar and other minor currencies, including but not limited to the Japanese Yen and Canadian Dollar, despite the weaknesses of the Brazilian Real and Turkish Lira, the total effect of which was to increase net sales to third parties in the manufacturing and wholesale distribution segment by Euro 34.7 million.

        In the first six months of 2012, net sales in the retail distribution segment accounted for approximately 58.7 percent of total net sales, as compared to approximately 57.8 percent of total net sales for the same period in 2011. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 16.9 percent increase in net sales to third parties in our retail distribution segment for the first six months of 2012 as compared to the same period of 2011, which exceeded a 12.6 percent increase in net sales for the manufacturing and wholesale distribution segment for the first six months of 2012 as compared to the same period of 2011.

        In the first six months of 2012, net sales in our retail distribution segment in the United States and Canada comprised 79.3 percent of our total net sales in this segment as compared to 81.8 percent of our total net sales in the same period of 2011. In U.S. dollars, retail net sales in the United States and Canada increased by 4.7 percent to U.S. $2,214.9 million in the first six months of 2012 from U.S. $2,116.2 million for the same period in 2011, due to sales volume increases. During the first six months of 2012, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 20.7 percent of our total net sales in the retail distribution segment and increased by 32.8 percent to Euro 446.9 million in the first six months of 2012 from Euro 336.5 million, or 18.2 percent of our total net sales in the retail distribution segment for the same period in 2011, mainly due to a general increase in consumer demand and to recent acquisitions in Latin America.

        In the first six months of 2012, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 691.5 million, comprising 45.6 percent of our total net sales in this segment, compared to Euro 682.0 million, or 50.7 percent of total net sales in the segment, for the same period in 2011. The increase in net sales in Europe of Euro 9.5 million in the first six months of 2012 as compared to the same period of 2011 constituted a 1.4 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $511.0 million and comprised 26.0 percent of our total net sales in this segment for the first six months of 2012, compared to U.S. $422.5 million, or 22.4 percent of total net sales in the segment, for the same period of 2011. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first six months of 2012, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 429.4 million, comprising 28.3 percent

8
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

of our total net sales in this segment, compared to Euro 362.0 million, or 26.9 percent of our net sales in this segment, in the same period of 2011. The increase of Euro 67.4 million, or 18.6 percent, in the first six months of 2012 as compared to the same period of 2011, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 131.9 million, or 12.0 percent, to Euro 1,229.0 million in the first six months of 2012 from Euro 1,097.1 million in the same period of 2011. As a percentage of net sales, cost of sales decreased to 33.5 percent in the first six months of 2012 as compared to 34.4 percent in the same period of 2011 due to efficiencies achieved in the production cycle. In the first six months of 2012, the average number of frames produced daily in our facilities increased to approximately 271,000 as compared to approximately 266,000 in the same period of 2011, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 348.8 million, or 16.7 percent, to Euro 2,441.3 million in the first six months of 2012 from Euro 2,092.5 million for the same period of 2011. As a percentage of net sales, gross profit increased to 66.5 percent in the first six months of 2012 as compared to 65.6 percent for the same period of 2011, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 263.9 million, or 16.4 percent, to Euro 1,872.2 million in the first six months of 2012 from Euro 1,608.3 million in the same period of 2011. As a percentage of net sales, operating expenses increased to 51.0 percent in the first six months of 2012, from 50.4 percent in the same period of 2011.

        Adjusted operating expenses9, excluding the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 20.1 million, increased by Euro 243.8 million, or 15.2 percent, to Euro 1,852.1 million in the first six months of 2012 from Euro 1,608.3 million in the same period of 2011. As a percentage of net sales, operating expenses are in line with last year at 50.5 percent in the first six months of 2012, and 50.4 percent in the same period of 2011.

        Selling and advertising expenses (including royalty expenses) increased by Euro 186.8 million, or 15.1 percent, to Euro 1,427.9 million in the first six months of 2012 from Euro 1,241.1 million in the same period of 2011. Selling expenses increased by Euro 154.1 million, or 15.7 percent. Advertising expenses increased by Euro 21.7 million, or 10.7 percent. Royalties increased by Euro 11.1 million, or 19.4 percent. As a percentage of net sales, selling and advertising expenses were 38.9 percent in the first six months of 2012 and 2011.

        Adjusted selling expenses10, excluding the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 17.1 million, increased by Euro 137.0 million, or 14.0 percent to Euro 1,117.3 million from Euro 980.4 million in the same period of 2011.

        General and administrative expenses, including intangible asset amortization increased by Euro 77.0 million, or 21.0 percent, to Euro 444.2 million in the first six months of 2012 as compared to Euro 367.2 million in the same period of 2011. As a percentage of net sales, general and administrative expenses were 12.1 percent in the first six months of 2012 as compared to 11.5 percent in the same period of 2011.

9
For a further discussion of adjusted operating expenses, see page 15—"Non-IFRS Measures."

10
For a further discussion of adjusted selling expenses, see page 15—"Non-IFRS Measures."

        Adjusted general and administrative expenses11, including intangible asset amortization and excluding the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 3.0 million, increased by Euro 74.1 million, or 20.2 percent, to Euro 441.2 million in the first six months of 2012 as compared to Euro 367.2 million in the same period of 2011. As a percentage of net sales, adjusted general and administrative expenses were 12.0 percent in the first six months of 2012 as compared to 11.5 percent in the same period of 2011.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 84.9 million, or 17.5 percent, to Euro 569.1 million in the first six months of 2012 from Euro 484.2 million in the same period of 2011. As a percentage of net sales, income from operations increased to 15.5 percent in the first six months of 2012 from 15.2 percent in the same period of 2011.

        Adjusted income from operations,12 excluding the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to Euro 21.4 million, increased by Euro 106.3 million, or 22.0 percent, to Euro 590.6 million in the first six months of 2012 from Euro 484.2 million in the same period of 2011. As a percentage of net sales, adjusted income from operations increased to 16.1 percent in the first six months of 2012 from 15.2 percent in the same period of 2011.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (61.6) million in the first six months of 2012 as compared to Euro (56.1) million in the same period of 2011. Net interest expense was Euro 61.1 million in the first six months of 2012 as compared to Euro 53.2 million in the same period of 2011. The increase was mainly due to the acquisition of Tecnol and to the arrangement of a new long term loan in the second quarter of 2012.

        Net Income.    Income before taxes increased by Euro 79.4 million, or 18.6 percent, to Euro 507.6 million in the first six months of 2012 from Euro 428.1 million in the same period of 2011, for the reasons described above. As a percentage of net sales, income before taxes increased to 13.8 percent in the first six months of 2012 from 13.4 percent in the same period of 2011. Adjusted income before taxes13 increased by Euro 100.9 million, or 23.6 percent, to Euro 529.0 million in the first six months of 2012 from Euro 428.1 million in the same period of 2011. As a percentage of net sales, adjusted income before taxes was 14.4 percent in the first six months of 2012 as compared to 13.4 percent in the first six months of 2011. Net income attributable to non-controlling interests decreased to Euro 3.2 million in the first six months of 2012 as compared to Euro 4.1 million in the same period of 2011. Our effective tax rate was 35.1 percent in the first six months of 2012 as compared to 34.4 percent for the same period of 2011.

        Net income attributable to Luxottica Group stockholders increased by Euro 49.5 million, or 17.9 percent, to Euro 326.3 million in the first six months of 2012 from Euro 276.8 million in the same period of 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.9 percent in the first six months of 2012 from 8.7 percent in the same period of 2011.

        Adjusted net income attributable to Luxottica Group Stockholders14 increased by Euro 64.5 million, or 23.3 percent, to Euro 341.3 million in the first six months of 2012 from Euro 276.8 million in the same period of 2011. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.3 percent in the first six months of 2012 from 8.7 percent in the same period of 2011.

        Basic and diluted earnings per share were Euro 0.70 in the first six months of 2012 as compared to Euro 0.60 in the same period of 2011.

        Adjusted basic and diluted earnings per share15 were Euro 0.74 in the first six months of 2012 as compared to Euro 0.60 in the same period of 2011.

11
For a further discussion of adjusted general and administrative expenses, see page 15—"Non-IFRS Measures."

12
For a further discussion of adjusted income from operations, see page 15—"Non-IFRS Measures."
13
For a further discussion of adjusted income before taxes, see page 15—"Non-IFRS Measures."

14
For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 15—"Non-IFRS Measures."

15
For a further discussion of adjusted basic and diluted earnings per share, see page 15—"Non-IFRS Measures."

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011 (UNAUDITED)

In accordance with IFRS

	Three months ended June 30,

(Amounts in thousands of Euro)	2012	% of net sales	2011	% of net sales

Net sales	1,882,185	100.0%	1,633,544	100.0%
Cost of sales	606,477	32.2%	542,674	33.2%

Gross profit	1,275,708	67.8%	1,090,871	66.8%

Selling	562,847	29.9%	488,101	29.9%
Royalties	35,586	1.9%	28,509	1.7%
Advertising	123,429	6.6%	113,260	6.9%
General and administrative	221,213	11.8%	184,183	11.3%
Total operating expenses	943,075	49.8%	814,053	49.8%

Income from operations	332,633	16.9%	276,819	16.9%

Other income/(expense)
Interest income	6,478	0.3%	5,148	0.3%
Interest expense	(36,004)	1.9%	(31,172)	1.9%
Other—net	(421)	0.1%	(1,152)	0.1%

Income before provision for income taxes	302,686	16.1%	249,642	15.3%

Provision for income taxes	(105,896)	5.6%	(85,822)	5.3%

Net income	196,790	10.5%	163,820	10.0%

Attributable to
—Luxottica Group stockholders	195,545	10.4%	162,087	9.9%
—non-controlling interests	1,245	0.1%	1,734	0.1%

NET INCOME	196,790	10.5%	163,820	10.0%

        Net Sales.    Net sales increased by Euro 248.7 million, or 15.2 percent, to Euro 1,882.2 million in the three-month period ended June 30, 2012 from Euro 1,633.5 million in the same period of 2011. Euro 84.2 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the three-month period ended June 30, 2012 as compared to the same period in 2011 and to the increased sales in the retail distribution segment of Euro 164.4 million for the same period.

        Net sales for the retail distribution segment decreased by Euro 164.4 million, or 17.7 percent, to Euro 1,094.0 million in the three-month period ended June 30, 2012 from Euro 929.6 million in the same period in 2011. The segment experienced a 5.1 percent improvement in comparable store sales16. In particular, there was a 5.6 percent increase in comparable store sales for the North American retail operations, and 4.6 percent increase for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and Australian Dollar, increased net sales in the retail distribution segment by Euro 109.6 million during the period.

16
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 84.2 million, or 12.0 percent, to Euro 788.2 million in the three-month period ended June 30, 2012 from Euro 704.0 million in the same period in 2011. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley and Persol and of some designer brands such as Chanel, Polo, Prada, Tiffany and the recently launched Coach line. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially decreased by negative currency fluctuations, in particular a strengthening of the U.S. dollar and other minor currencies, including but not limited to the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 25.4 million, notwithstanding the weaknesses of the Brazilian Real and Turkish Lira.

        During the three-month period ended June 30, 2012, net sales in the retail distribution segment accounted for approximately 58.1 percent of total net sales, as compared to approximately 56.9 percent of total net sales for the same period in 2011. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 17.7 percent increase in net sales to third parties in our retail distribution segment for the three-month period ended June 30, 2012 from the same period of 2011, as compared to a 12.0 percent decrease in net sales in the manufacturing and wholesale distribution segment for the three-month period ended June 30, 2012 from the same period of 2011.

        During the three-month period ended June 30, 2012, net sales in our retail distribution segment in the United States and Canada comprised 80.0 percent of our total net sales in this segment as compared to 81.6 percent of our total net sales in the same period of 2011. In U.S. dollars, retail net sales in the United States and Canada increased by 2.9 percent to U.S. $1,122.7 million in the three-month period ended June 30, 2012 from U.S. $1,091.1 million for the same period in 2011, due to sales volume increases. During the three-month period ended June 30, 2012, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 20.0 percent of our total net sales in the retail distribution segment and increased by 28.1 percent to Euro 218.7 million in the three-month period ended June 30, 2012 from Euro 170.9 million, or 18.4 percent of our total net sales in the retail distribution segment for the same period in 2011, mainly due to an increase in consumer demand and to recent acquisitions in Latin America.

        During the three-month period ended June 30, 2012, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 362.5 million, comprising 46.0 percent of our total net sales in this segment, compared to Euro 370.2 million, or 52.6 percent of total net sales in the segment, for the same period in 2011. The decrease in net sales in Europe of Euro (7.7) million in the three-month period ended June 30, 2012 as compared to the same period of 2011 constituted a (2.1) percent decrease in net sales to third parties, due to a general decrease in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $263.8 million and comprised 26.1 percent of our total net sales in this segment for the three-month period ended June 30, 2012, compared to U.S. $212.8 million, or 21.0 percent of total net sales in the segment, for the same period of 2011. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the three-month period ended June 30, 2012, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 220.2 million, comprising 27.9 percent of our total net sales in this segment, compared to Euro 186.0 million, or 26.4 percent of our net sales in this segment, in the same period of 2011. The increase of Euro 34.2 million, or 18.4 percent, in the three-month period ended June 30, 2012 as compared to the same period of 2011, was due to an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 63.8 million, or 11.8 percent, to Euro 606.5 million in the three-month period ended June 30, 2012 from Euro 542.7 million in the same period of 2011. As a percentage of net sales, cost of sales decreased to 32.3 percent in the three-month period ended June 30, 2012 compared to 33.2 percent in the three-month period ended June 30, 2011 due to efficiencies achieved in the production cycle. The average number of frames produced daily in our facilities increased to approximately 278,100 in the three-month period ended June 30, 2012, as compared to approximately 280,700 in the same period of 2011.

        Gross Profit.    Our gross profit increased by Euro 184.8 million, or 16.9 percent, to Euro 1,275.7 million in the three-month period ended June 30, 2012 from Euro 1,090.9 million for the same period of 2011. As a percentage of net sales, gross profit increased to 67.8 percent in the three month period ended June 2012 as compared to 66.8 percent in the three-month period ended June 30, 2011, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 129.0 million, or 15.8 percent, to Euro 943.1 million in the three-month period ended June 30, 2012 from Euro 814.1 million in the same period of 2011. As a percentage of net sales, operating expenses increased to 50.1 percent in the three-month period ended June 30, 2012, from 49.8 percent in the same period of 2011.

        Selling and advertising expenses (including royalty expenses) increased by Euro 92.0 million, or 14.6 percent, to Euro 721.9 million in the three-month period ended June 30, 2012 from Euro 629.9 million in the same period of 2011. Selling expenses increased by Euro 74.7 million, or 15.3 percent. Advertising expenses increased by Euro 10.2 million, or 9.0 percent. Royalties increased by Euro 7.1 million, or 24.8 percent. As a percentage of net sales, selling and advertising expenses are in line at 38.3 percent in the three-month period ended June 30, 2012, compared to 38.6 percent for the same period of 2011.

        General and administrative expenses, including intangible asset amortization increased by Euro 37.0 million, or 20.1 percent, to Euro 221.2 million in the three-month period ended June 30, 2012 as compared to Euro 184.2 million in the same period of 2011. As a percentage of net sales, general and administrative expenses were 11.8 percent in the three-month period ended June 30, 2012 as compared to 11.3 percent in the same period of 2011.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 55.8 million, or 20.2 percent, to Euro 332.6 million in the three-month period ended June 30, 2012 from Euro 276.8 million in the same period of 2011. As a percentage of net sales, income from operations increased to 17.7 percent in the three-month period ended June 30, 2012 from 16.9 percent in the same period of 2011.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (29.9) million in the three-month period ended June 30, 2012 as compared to Euro (27.2) million in the same period of 2011. Net interest expense was Euro 29.5 million in the three-month period ended June 30, 2012 as compared to Euro 26.0 million in the same period of 2011.

        Net Income.    Income before taxes increased by Euro 53.0 million, or 21.2 percent, to Euro 302.7 million in the three-month period ended June 30, 2012 from Euro 249.6 million in the same period of 2011, for the reasons described above. As a percentage of net sales, income before taxes increased to 16.1 percent in the three-month period ended June 30, 2012 from 15.3 percent in the same period of 2011. Net income attributable to non-controlling interests decreased to Euro 1.2 million in the three-month period ended June 30, 2012 as compared to Euro 1.7 million in the same period of 2011. Our effective tax rate was 35.0 percent in the three-month period ended June 30, 2012 as compared to 34.4 percent for the same period of 2011.

        Net income attributable to Luxottica Group stockholders increased by Euro 33.5 million, or 20.6 percent, to Euro 195.5 million in the three-month period ended June 30, 2012 from Euro 162.1 million in the same period of 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 10.4 percent in the three-month period ended June 30, 2012 from 9.9 percent in the same period of 2011.

        Basic and diluted earnings per share were Euro 0.42 in the three-month period ended June 30, 2012 as compared to Euro 0.35 in the same period of 2011.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

		As of June 30, 2012	As of June 30, 2011
(Amounts in thousands of Euro)		(unaudited)

A)	Cash and cash equivalents at the beginning of the period	905,100	679,852
B)	Cash provided by operating activities	372,233	272,300
C)	Cash used in investing activities	(210,479)	(162,508)
D)	Cash used in financing activities	57,450	(260,339)
	Effect of exchange rate changes on cash and cash equivalents	13,205	(20,908)
E)	Net change in cash and cash equivalents	232,409	(171,455)

F)	Cash and cash equivalents at the end of the period	1,137,510	508,397

        Operating activities.    Cash provided by operating activities was Euro 372.3 million and Euro 272.3 million for the first six months of 2012 and 2011, respectively.

        Depreciation and amortization were Euro 170.6 million in the first six months of 2012 as compared to Euro 150.9 million in the same period of 2011.

        Cash used in accounts receivable was Euro 229.2 million in the first six months of 2012, compared to Euro 179.7 million in the same period of 2011. This change was primarily due to an increase in sales volume in the first six months of 2012 as compared to the same period of 2011. Cash used in inventory was Euro 30.5 million in the first six months of 2012 as compared to Euro 9.5 million in the same period of 2011. The increase in inventory in the first six months of 2012 is mainly related to new acquisitions starting from the second half of 2011, which increased inventory by Euro 20.8 million. Cash used in accounts payable was Euro 0.5 million in the first six months of 2012 compared to Euro 40.0 million in the same period of 2011. This change is mainly due to more favorable payment terms agreed during 2011. Income taxes paid were Euro 108.2 million in the first six months of 2012 as compared to Euro 95.6 million in the same period of 2011. This change was mainly due to the timing of tax payments made by the Group in the different jurisdictions. Interest paid was Euro 57.3 million and Euro 60.9 million in the first six months of 2012 and 2011, respectively.

        Investing activities.    Our cash used in investing activities was Euro 210.5 million for the first six months of 2012 as compared to Euro 162.5 million for the same period in 2011. The cash used in investing activities in the first six months of 2012 primarily consisted of (i) Euro 91.4 million in capital expenditures, (ii) Euro 63.1 million for the acquisition of intangible assets related to the creation of a new IT structure, (iii) Euro 53.0 million for the acquisition of Tecnol, and (iv) other acquisitions of Euro 3.0 million.

        Cash used in investing activities in the first six months of 2011 primarily consisted of (i) Euro 131.6 million in capital expenditures, (ii) the acquisition of two retail chains of Euro 19.5 million, the acquisition of a retail chain in Australia of Euro 6.0 million and other minor acquisitions of Euro 5.4 million in the first six months of 2011.

        Financing activities.    Our cash provided by/(used in) financing activities for the first six months of 2012 and 2011 was Euro 57.5 million and Euro (279.8) million, respectively. Cash used in financing activities for the first six months of 2012 consisted primarily of (i) Euro 508.4 million of proceeds from the issuance of long-term borrowings, (ii) Euro (176.6) million used to repay long-term debt expiring during the first six months of 2012 and (iii) Euro (227.4) million in cash used to pay dividends to the Company's stockholders. Cash (used in)/provided by financing activities for the first six months of 2011 consisted primarily of (i) Euro (95.2) million in cash used to repay long-term debt expiring during the first six months of 2011 and (ii) Euro (204.6) million in cash used to pay dividends.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	June 30, 2012 (unaudited)	December 31, 2011 (audited)

CURRENT ASSETS:
Cash and cash equivalents	1,137,510	905,100
Accounts receivable—net	962,798	714,033
Inventories—net	708,023	649,506
Other assets	208,846	230,850

Total current assets	3,017,177	2,499,489
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,191,892	1,169,066
Goodwill	3,240,651	3,090,563
Intangible assets—net	1,407,292	1,350,921
Investments	8,971	8,754
Other assets	136,558	147,625
Deferred tax assets	199,438	377,739

Total non-current assets	6,184,802	6,144,667

TOTAL ASSETS	9,201,979	8,468,624

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2012 (unaudited)	December 31, 2011 (audited)

CURRENT LIABILITIES:
Short term borrowings	116,535	193,834
Current portion of long-term debt	722,471	498,295
Accounts payable	628,528	608,327
Income taxes payable	79,285	39,859
Short term provisions for risks and other charges	70,081	53,337
Other liabilities	612,404	579,595

Total current liabilities	2,229,305	1,973,247
NON-CURRENT LIABILITIES:
Long-term debt	2,462,397	2,244,583
Employee benefits	224,898	197,675
Deferred tax liabilities	268,740	280,842
Long term provisions for risks and other charges	99,523	80,400
Other liabilities	65,918	66,756

Total non-current liabilities	3,121,476	2,870,256
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,838,417	3,612,928
Non-controlling interests	12,782	12,192

Total stockholders' equity	3,851,199	3,625,120

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,201,979	8,468,624

        As of June 30, 2012, total assets increased by Euro 733.4 million to Euro 9,202.0 million, compared to Euro 8,468.6 million as of December 31, 2011.

        In the first six months of 2012, non-current assets increased by Euro 215.7 million, due to increases in intangible assets (including goodwill) of Euro 206.5 million, property, plant and equipment of

Euro 22.8 million, investments of Euro 0.2 million and partially offset by decreases of other assets of Euro 11.1 million and of deferred tax assets of Euro 2.8 million.

        The increase in intangible assets was primarily due to the positive effects of foreign currency fluctuations from December 2011 to June 2012 of Euro 97.3 million, the software additions of Euro 63.1 and Euro 119.0 related to the acquisition that occurred in the first six months of 2012 and partially offset by the amortization for the period of Euro 67.3 million.

        The increase in property, plant and equipment was primarily due to positive currency fluctuation effects of Euro 22.2 million, the additions of Euro 109.6 million, including financial leases of Euro 18.2 million and Euro 10.2 million related to the acquisition made in the first six months of 2012, and partially offset by the depreciation for the period of Euro 103.4 and decreases of the period of Euro 18.7 million.

        As of June 30, 2012, as compared to December 31, 2011:

  •
  Accounts receivable increased by Euro 248.8 million, mainly due to the increase in net sales during the first six months of 2012;

  •
  Other non-current assets decreased by Euro 11.1 million due to the reduction in advances the Group paid to certain licensees for future contractual minimum royalties, amounting to Euro 79.2 million (Euro 88.3 million at December 31, 2011);

  •
  Accounts payable increased by Euro 20.2 million mainly due to exchange currency fluctuations of Euro 8.3 million and the acquisitions in the period of Euro 6.8 million;

  •
  Current taxes increased by Euro 39.4 million mainly due to the timing of tax payments made by the Group in the different jurisdictions;

  •
  Current liabilities increased by Euro 32.8 million mainly due to the increase of sales tax payables which are in line with the Group's sales growth and to the acquisitions in the period of Euro 10 million;

  •
  Employee benefits increased by Euro 27.2 million mainly due to a decrease in the discount rates applied to the actuarial calculations of employee pension liabilities.

Our net financial position as of June 30, 2012 and December 31, 2011 was as follows:

(Amounts in thousands of Euro)	June 30, 2012 (unaudited)	December 31, 2011 (audited)

Cash and cash equivalents	1,137,510	905,100
Bank overdrafts	(116,535)	(193,834)
Current portion of long-term debt	(722,471)	(498,295)
Long-term debt	(2,462,397)	(2,244,583)

Total	(2,163,894)	(2,031,612)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of June 30, 2012, Luxottica, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 311.7 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.45 percent. As of June 30, 2012, we have not utilized these credit lines.

        As of June 30, 2012, our wholly-owned subsidiary Luxottica U.S. Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 103.2 million (U.S. $130 million). The interest rate is a floating rate and is approximately USD LIBOR plus 80 basis points. At June 30, 2012, these lines were not used.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 30 to the Condensed Consolidated Half Year Financial Report as of June 30, 2012 (unaudited).

5.     SUBSEQUENT EVENTS

        For further details regarding subsequent events, please refer to Note 37 to the Condensed Consolidated Half Year Financial Report as of June 30, 2012 (unaudited).

6.     2011 OUTLOOK

        Management believes that the results obtained in the first six months of 2012 are an excellent basis for the second half of 2012. Management looks to the year optimistically, relying on the strength of the Group's brands and aware of the need to deliver on its plans with impeccable execution.

NON-IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: operating income and operating margin, EBITDA, EBITDA margin and net income by excluding non-recurring costs related to the reorganization of the retail business in Australia of Euro 21.4 million

        The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Group's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measure or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

	6M12

Millions of Euro	Net sales	EBITDA	EBITDA margin	Operating Income	Operating Income margin	Income before taxes	Net Income	EPS base	EPS dilutive

Reported	3,670.4	739.8	20.2%	569.1	15.5%	507.6	326.3	0.70	0.70
> Adjustment for OPSM reorganization	—	21.4	0.5%	21.4	0.6%	21.4	15.0	0.04	0.03
Adjusted	3,670.4	761.2	20.7%	590.6	16.1%	529.0	341.3	0.74	0.73

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

	6M11

Millions of Euro	Net sales	EBITDA	Operating Income	Net Income

Reported	3,189.6	635.1	484.2	276.8
> Adjustment for OPSM reorganization	—	—	—	—
Adjusted	3,189.6	635.1	484.2	276.8

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Retail Division

	6M12

Millions of Euro	Net sales	EBITDA	Operating Income

Reported	2,155.4	353.0	272.6
> Adjustment for OPSM reorganization	—	21.4	21.4
Adjusted	2,155.4	374.5	294.1

Retail Division

	6M11

Millions of Euro	Net sales	EBITDA	Operating Income

Reported	1,844.5	295.9	226.6
> Adjustment for OPSM reorganization	—	—	—
Adjusted	1,844.5	295.9	226.6

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	2Q 2011	2Q 2012	6M 2011	6M 2012	FY 2011	LTM June 30, 2012

Net income/(loss)	162.1	195.5	276.8	326.3	452.3	501.9
(+)
Net income attributable to non-controlling interest	1.7	1.2	4.1	3.2	6.0	5.0
(+)
Provision for income taxes	85.8	105.9	147.2	178.1	237.0	267.8
(+)
Other (income)/expense	27.2	29.9	56.1	61.6	111.9	117.4
(+)
Depreciation & amortization	75.3	83.3	150.9	170.6	323.9	343.6
(+)

EBITDA	352.2	415.9	635.1	739.8	1,131.0	1,235.7
(=)
Net sales	1,633.5	1,882.2	3,189.6	3,670.4	6,222.5	6,703.2
(/)
EBITDA margin	21.6%	22.1%	19.9%	20.2%	18.2%	18.4%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	2Q 2011	2Q 2012	6M 2011	6M 2012(1)	FY 2011(1)	LTM June 30, 2012(1)

Adjusted Net income/(loss)	162.1	195.5	276.8	341.3	455.6	520.2
(+)
Net income attributable to non-controlling interest	1.7	1.2	4.1	3.2	6.0	5.0
(+)
Adjusted provision for income taxes	85.8	105.9	147.2	184.5	247.4	284.7
(+)
Other (income)/expense	27.2	29.9	56.1	61.6	111.9	117.4
(+)
Adjusted depreciation & amortization	75.3	83.3	150.9	170.6	315.0	334.7
(+)

Adjusted EBITDA	352.2	415.9	635.1	761.2	1,135.9	1,261.9
(=)
Net sales	1,633.5	1,882.2	3,189.6	3,670.4	6,222.5	6,703.2
(/)
Adjusted EBITDA margin	21.6%	22.1%	19.9%	20.7%	18.3%	18.8%
(=)

(1)
The adjusted figures exclude the following measures:

(a)
an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b)
non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c)
non-recurring restructuring and start-up costs in the Retail Division of approximately €11 million; and

(d)
non-recurring OPSM re-organization costs for approximately €9.5 million in 2011 and €21.4 million in 2012.

Free Cash Flow

        Free cash flow represents net income before noncontrolling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

Millions of Euro	6M 2012

Adjusted EBITDA(1)	761
Δ working capital	(229)
Capex	(146)

Operating cash flow	386
Financial charges(2)	(61)
Taxes	(108)
Other—net	(0)

Free cash flow	216

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Non-IFRS Measure: Free cash flow

Millions of Euro	2Q 2012

EBITDA(1)	416
Δ working capital	(26)
Capex	(84)

Operating cash flow	305
Financial charges(2)	(30)
Taxes	(96)
Other—net	(0)

Free cash flow	180

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Group believes that EBITDA is useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

Millions of Euro	June 30, 2012		Dec. 31, 2011

Long-term debt	2,462.4		2,244.6
(+)
Current portion of long-term debt	722.5		498.3
(+)
Bank overdrafts	116.5		193.8
(+)
Cash	(1,137.5)		(905.1)
(-)
Net debt	2,163.9		2,031.6
(=)
EBITDA	1,235.7		1,131.0
Net debt/EBITDA	1.8	x	1.8	x
Net debt @ avg. exchange rates(1)	2,097.0		1,944.4
Net debt @ avg. exchange rates(1)/EBITDA	1.7	x	1.7	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

Millions of Euro	June 30, 2012(2)		Dec. 31, 2011(2)

Long-term debt	2,462.4		2,244.6
(+)
Current portion of long-term debt	722.5		498.3
(+)
Bank overdrafts	116.5		193.8
(+)
Cash	(1,137.5)		(905.1)
(-)
Net debt	2,163.9		2,031.6
(=)
LTM Adjusted EBITDA	1,261.9		1,135.9
Net debt/LTM Adjusted EBITDA	1.7	x	1.8	x
Net debt @ avg. exchange rates(1)	2,097.0		1,944.4
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.7	x	1.7	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
The adjusted figures exclude the following measures:

(a)
an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b)
non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c)
non-recurring restructuring and start-up costs in the Retail Division of approximately €11 million; and

(d)
non-recurring OPSM reorganization costs of approximately €9.5 million and €21.4 million in 2012.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	June 30, 2012 (unaudited)	Of which related parties (note 30)	December 31, 2011 (audited)	Of which related parties (note 28)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,137,510	—	905,100	—
Accounts receivable	7	962,798	1,221	714,033	4,168
Inventories	8	708,023	—	649,506	—
Other assets	9	208,846	39	230,850	—

Total current assets		3,017,177	1,260	2,499,489	4,168
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,191,892	—	1,169,066	—
Goodwill	11	3,240,651	—	3,090,563	—
Intangible assets	11	1,407,292	—	1,350,921	—
Investments	12	8,971	4,387	8,754	391
Other assets	13	136,558	2,431	147,625	2,358
Deferred tax assets	14	199,438	—	202,206	—

Total non-current assets		6,184,802	6,818	5,969,135	2,749

TOTAL ASSETS		9,201,979	8,078	8,468,624	6,917

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	116,535	—	193,834	—
Current portion of long-term debt	16	722,471	—	498,295	—
Accounts payable	17	628,528	15,353	608,327	18,004
Income taxes payable	18	79,285	—	39,859	—
Short term provisions for risks and other charges	19	70,081	—	53,337	—
Other liabilities	20	612,404	61	579,595	2,568

Total current liabilities		2,229,305	15,413	1,973,247	20,572
NON-CURRENT LIABILITIES:
Long-term debt	21	2,462,397	—	2,244,583	—
Employee benefits	22	224,898	—	197,675	—
Deferred tax liabilities	23	268,740	—	280,842	—
Long term provisions for risks and other charges	24	99,523	—	80,400	—
Other liabilities	25	65,918	—	66,756	—

Total non-current liabilities		3,121,476	0	2,870,256	—
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	26	3,838,417	—	3,612,928	—
Non-controlling Interests	27	12,782	—	12,192	—

Total stockholders' equity		3,851,199	0	3,625,120	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,201,979	15,413	8,468,624	20,572

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	1 Half 2012 (unaudited)	Of which related parties (note 30)	1 Half 2011 (unaudited)	Of which related parties (note 28)

Net sales	28	3,670,358	855	3,189,646	5,484
Cost of sales		1,229,042	23,785	1,097,127	21,855
of which non—recurring	34	1,344	—	—	—

Gross profit		2,441,316	(22,930)	2,092,519	(16,371)

Selling	28	1,134,419	—	980,366	9
of which non—recurring	34	17,100	—	—	—
Royalties	28	68,104	683	57,052	158
Advertising	28	225,407	44	203,673	48
General and administrative	28	444,238	34	367,194	66
of which non—recurring	34	2,988	—	—	—
Total operating expenses		1,872,168	761	1,608,285	281

Income from operations		569,149	(23,691)	484,235	(16,652)

Other income/(expense)
Interest income	28	11,895	—	7,235	—
Interest expense	28	(72,988)	—	(60,434)	—
Other—net	28	(489)	—	(2,896)	(9)

Income before provision for income taxes		507,567	(23,691)	428,140	(16,661)

Provision for income taxes	28	(178,077)	—	(147,221)	—

Net income		329,490	—	280,919	—

Of which attributable to:
—Luxottica Group stockholders		326,321	—	276,781	—
—Non-controlling interests		3,168	—	4,138	—

NET INCOME		329,489	—	280,919	—

Weighted average number of shares outstanding:
Basic		463,228,972	—	460,118,653	—
Diluted		465,560,791	—	462,153,860	—
EPS:
Basic		0.70	—	0.60	—
Diluted		0.70	—	0.60	—

(1)
Except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		1 Half 2012 (unaudited)	1 Half 2011 (unaudited)
		(Amounts in thousands of Euro)

Net income		329,489	280,919
Other comprehensive income:
Cash flow hedge—net of tax of Euro 2.5 million and 5.3 million as of June 30, 2012 and June 30, 2011, respectively.		10,435	11,886
Currency translation differences		74,364	(183,405)
Actuarial gain/(loss) on defined benefit plans—net of tax of Euro 10.7 million and Euro 0.2 million as of June 30, 2012 and June 30, 2011.	22	(18,544)	339

Total other comprehensive income—net of tax		66,255	(171,180)

Total comprehensive income for the period		395,745	109,739

Attributable to:
—Luxottica Group stockholders' equity		392,827	107,416
—Non-controlling interests		2,918	2,323

Total comprehensive income for the period		395,745	109,739

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE PERIODS ENDED JUNE 30, 2012 AND 2011 (UNAUDITED)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
	Number of shares	Amount

					Note 26					Note 27

	(Amounts in thousands of Euro, except share data)

Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Total Comprehensive Income as of June 30, 2011	—	—	—	—	289,006	—	(181,590)	—	107,416	2,323

Exercise of Stock Options	801,133	48	—	11,488	—	—	—	—	11,536	—
Non-cash Stock based compensation net of tax effect of Euro 1.3 million.	—	—	—	—	—	20,514	—	—	20,514	—
Investment in Treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Dividends (0.44 Euro per ordinary share)	—	—	—	—	(202,524)	—	—	—	(202,524)	(2,044)
Allocation of Legal Reserve	—	—	22	—	(22)	—	—	—	—	—

Balance as of June 30, 2011	466,878,343	28,012	5,600	230,311	3,216,247	179,698	(354,021)	(123,002)	3,182,845	13,308

Balance as of January 1, 2012	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of June 30, 2012	—	—	—	—	318,213	—	74,614	—	392,827	2,918

Exercise of Stock Options	2,370,085	142	—	35,094	—	—	—	—	35,236	—
Non-cash Stock based compensation	—	—	—	—	—	19,523	—	—	19,523	—
Excess tax benefit on Stock Options	—	—	—	5,288	—	—	—	—	5,288	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Dividends (0.49 Euro per ordinary share)	—	—	—	—	(227,386)	—	—	—	(227,386)	(2,328)
Allocation of Legal Reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of June 30, 2012	469,721,762	28,183	5,623	277,397	3,421,246	223,262	(25,366)	(91,929)	3,838,417	12,782

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	1 Half 2012 (unaudited)	1 Half 2011 (unaudited)

Net income		507,567	428,140
Stock-based compensation	35	19,523	19,191
Depreciation and amortization	10/11	170,649	150,905
Net loss fixed assets and other	10	18,675	6,693
Financial charges		72,988	60,434
Other non-cash items(*)		15,314	(146)
Changes in accounts receivable		(229,194)	(179,746)
Changes in inventories		(30,532)	(9,504)
Changes in accounts payable		(479)	(40,045)
Changes in other assets/liabilities		(6,712)	(7,193)
Total adjustments		30,232	589
Cash provided by operating activities		537,799	428,728
Interest paid		(57,328)	(60,857)
Tax paid		(108,238)	(95,571)
Net cash provided by operating activities		372,233	272,300
Property, plant and equipment:
—Additions	10	(91,354)	(131,582)
Purchases of businesses—net of cash acquired(**)	4	(56,071)	(30,926)
Additions to intangible assets	11	(63,054)	—

Cash used in investing activities		(210,479)	(162,508)

(*)
Other non-cash items include the non-recurring expense related to the reorganization of the Australian retail business of Euro 15.5 million (Euro 0.0 million in 2011), and other non-cash items of Euro 0.6 million (Euro (0.1) million in 2011).

(**)
In the first six months of 2012, purchases of businesses—net of cash acquired include the purchase of 80% of Tecnol for Euro 53.1 million and other acquisitions for Euro 3.0 million.

For the same period of 2011, purchases of businesses—net of cash acquired include (i) two retail chains in Mexico for Euro 19.5 million, (ii) of one retail chain in Australia for Euro 6.0 million and (iii) other acquisitions for Euro 5.4 million.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note reference	1 Half 2012 (unaudited)	1 Half 2011 (unaudited)
		(Amounts in thousands of Euro)

Long-term debt:
—Proceeds	21	508,369	—
—Repayments	21	(176,711)	(95,196)

Short-term debt:
—Proceeds		—	38,361
—Repayments		(79,732)	—
Exercise of stock options	26	35,238	11,537
Sale of treasury shares		—	(10,473)
Dividends	32	(229,714)	(204,568)

Cash used in financing activities		57,450	(260,339)

Increase (decrease) in cash and cash equivalents		219,204	(150,547)

Cash and cash equivalents, beginning of the period		905,100	679,852

Effect of exchange rate changes on cash and cash equivalents		13,205	(20,908)

Cash and cash equivalents, end of the period		1,137,510	508,397

Luxottica Group S.p.A.

Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,183,305.72
authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of JUNE 30, 2012
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy), organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on July 26, 2012, approved the Group's interim condensed consolidated financial statements as of June 30, 2012 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2.  BASIS OF PREPARATION

        This Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council of July 19, 2002. Furthermore, this financial report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        This unaudited Financial Report should be read in connection with the consolidated financial statements as of December 31, 2011, which were prepared in accordance with IFRS.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of June 30, 2012.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2011, except as described in Note 3 "New Accounting Principles", and taxes on income which are accrued using the tax rate that would be applicable to expected total annual profit.

        In particular, this Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern.

        The consolidated financial statements in this Financial Report are composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of stockholders' equity, the consolidated statements of cash flows and these Notes to the Interim Consolidated Financial Statements as of June 30, 2012.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

2.  BASIS OF PREPARATION (Continued)

        The Group also applied the CONSOB resolution n. 15519 of July 19, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        In order to provide the reader of this Financial Report with a meaningful comparison of the information included in the consolidated financial statements as of June 30, 2012, the Group implemented certain changes reflected in the Consolidated Statement of Financial Position. Certain prior year comparative information in the financial statements and notes has been reclassified to conform to the current year presentation.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3.  NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations must be adopted in the first interim financial statements issued after the applicable effective date. There are no new IFRSs or IFRICs (International Financial Reporting Interpretations Committee) that are effective for the first time for this interim period that would be expected to have a material impact on the Group.

        In addition to the new accounting principles indicated in Note 3 "New Accounting Principles" of the notes to the consolidated financial statements as of December 31, 2011, on May 17, 2012 the IASB issued the Improvements to IFRS, which are summarized below. The amendments have not yet been endorsed by the European Union as of the date this Financial Report was authorized for issuance. The amendments are applicable to reporting periods beginning on or after January 1, 2013. Early adoption is permitted, however the Group has not elected to early adopt any of the following:

  •
  Amendment to IFRS 1—"First time adoption of IFRS." The amendment clarifies that an entity may apply IFRS 1 more than once under certain circumstances. An entity that previously applied IFRS but then stopped is permitted but not required to apply IFRS 1 when it recommences applying IFRS;

  •
  Amendment to IFRS 1—"First time adoption of IFRS." The amendment clarifies that an entity can choose to adopt IAS 23, "Borrowing costs", either from its date of transition or from an earlier date;

  •
  Amendment to IAS 1—"Presentation of Financial Statements." The amendment clarifies the disclosure requirements for comparative information when an entity provides a third balance sheet either as required by IAS 8, "Accounting policies, changes in accounting estimates and errors" or voluntarily;

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

3.  NEW ACCOUNTING PRINCIPLES (Continued)

  •
  Amendment to IFRS 1 as a result of the above amendment to IAS 1 The consequential amendment clarifies that a first-time adopter should provide the supporting notes for all statements presented;

  •
  Amendment to IAS 16—"Property, Plant and Equipment." The amendment clarifies that spare parts and servicing equipment are classified as property, plant and equipment rather than inventory when they are used for longer than one period;

  •
  Amendment to IAS 32—"Financial Instruments Presentation." The amendment clarifies the treatment of income tax relating to distributions and transaction costs. Income taxes related to distributions are to be recognized in the income statement, and income taxes related to the costs of equity transactions are to be recognized in equity;

  •
  Amendment to IAS 34—"Interim Financial Reporting." The amendment clarifies that a measure of total assets and liabilities is required for an operating segment in interim financial statements if such information is regularly provided to the Chief Operating Decision Maker and there has been a material change in those measures since the most recent annual financial statements.

  •
  Amendment to IAS 19—"Employee Benefits." The European Union has published a Commission Regulation endorsing the amendment to IAS 19 "Employee Benefits" published by the IASB on June 16, 2011. The amendment to IAS 19 is applicable from January 1, 2013 and requires retrospective application in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors." The amendment requires that actuarial gains and losses on defined benefit plans (e.g. TFR) be recognized in other comprehensive income, eliminating the other options previously permitted, including the possibility for recognition directly within the income statement. In addition, interest costs and expected return on plan assets will be replaced with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset) that is classified as finance expense or income. The Group has yet to assess the full impact of these amendments.

4.  BUSINESS COMBINATIONS

        On January 20, 2012, the Group successfully completed the acquisition of 80% of share capital of the Brazilian entity Grupo Tecnol Ltd ("Tecnol"). The remaining 20% will be acquired evenly (five percent per year) starting from 2013 over a four year period. The consideration paid for the 80% was approximately 143.7 million Brazilian Reais (approximately Euro 59.4 million). Additionally the Group assumed Tecnol net debt amounting to approximately Euro 31.5 million. The acquisition furthers the Group's strategy of continued expansion of its wholesale business and acquiring a manufacturing facility in South America.

        The Company uses various methods to calculate the fair value of the Tecnol assets acquired and the liabilities assumed. Tecnol assets and liabilities have been calculated on an estimated basis, since, as of the date of this Financial Report was authorized for issuance; certain valuation processes have not been concluded. In accordance with IFRS 3, the fair value of the net assets and liabilities assumed will be defined within 12 months from the acquisition date.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

4.  BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash paid for 80% of share capital of Tecnol	59,379
Payable for the acquisition of the residual 20%	14,845

Total consideration	74,224

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	6,297
Accounts receivable*	12,642
Inventory	20,034
Other current receivables	4,825
Fixed assets	10,072
Trademarks and other intangible assets	36,109
Other long term receivables	182
Accounts payable	(2,939)
Other current liabilities	(23,262)
Income tax payable	(447)
Long-term debt	(31,789)
Deferred income tax payable	(11,406)
Provisions for risks	(24,827)
Other long-term liabilities	(2,071)

Total net identifiable assets	(6,580)

Provisional goodwill	80,803

Total	74,224

*
Accounts receivable are presented net of a bad debt provision of Euro 953 thousand.

        The above-mentioned goodwill is mainly related to the expected growth of Tecnol, taking into account the Group's strategy of expanding its wholesale business in South America. Acquisition related costs were approximately Euro 1.2 million.

5.  SEGMENT REPORTING

        In accordance with IFRS 8—Operating Segments the segment reporting schedules are provided below using a reporting format which includes two market segments: the first relates to Manufacturing and Wholesale Distribution ("Wholesale"), while the second relates to Retail Distribution ("Retail").

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

5.  SEGMENT REPORTING (Continued)

        The following table provides information by business segment, which management considers necessary to assess the Group's performance and to make future determinations relating to the allocation of resources.

(Amounts in thousands of Euro)	Manufacturing and wholesale distribution	Retail distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Three months ended June 30, 2012 (unaudited)
Net sales(a)	1,514,999	2,155,359	—	3,670,358
Income from operations(b)	380,642	272,619	(84,113)	569,148
Capital expenditures	58,674	105,205	—	163,878	[1]
Depreciation and amortization	47,599	80,424	42,627	170,649
Three months ended June 30, 2011 (unaudited)
Net sales(a)	1,345,101	1,844,545	—	3,189,646
Income from operations(b)	336,328	226,562	(78,655)	484,234
Capital expenditures	46,169	85,413	—	131,582
Depreciation and amortization	41,523	69,313	40,069	150,906

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

1
Capital expenditures in 2012 include capital leases of the Retail Division of Euro 18.2 million. Capital expenditures excluding the above-mentioned additions were Euro 145.7 million.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of June 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Cash at bank and post office	1,127,838	891,406
Checks	6,761	9,401
Cash and cash equivalents on hand	2,911	4,293

Total	1,137,510	905,100

7.  ACCOUNTS RECEIVABLE

(Amounts in thousands of Euro)	As of June 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Accounts receivable	1,000,251	749,992
Bad debt fund	(37,453)	(35,959)

Total	962,798	714,033

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8.  INVENTORIES

(Amounts in thousands of Euro)	As of June 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Raw materials	150,938	128,909
Work in process	56,780	49,018
Finished goods	604,027	562,141
Less: inventory obsolescence reserves	(103,723)	(90,562)

Total	708,023	649,506

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

9.  OTHER ASSETS

(Amounts in thousands of Euro)	As of June 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Sales taxes receivable	20,723	18,785
Short-term borrowing	1,005	1,186
Accrued income	2,756	1,573
Other financial assets	45,449	38,429
Total financial assets	69,933	59,973
Income taxes receivable	12,729	59,795
Advances to suppliers	17,624	12,110
Prepaid expenses	84,598	69,226
Other assets	23,961	29,746
Total other assets	138,913	170,877

Total other current assets	208,846	230,850

        Other financial assets included amounts (i) recorded in the North American Retail Division of Euro 13.2 million as of June 30, 2012 and December 31, 2011, respectively, (ii) recorded in Oakley of Euro 8.4 million (Euro 5.4 million as of December 31, 2011), and (iii) derivative financial assets of Euro 0.7 million as of June 30, 2012 and December 31, 2011. The remaining portion of the balance is distributed among the Group's various subsidiaries.

        The decrease in income tax receivable is mainly due to the utilization, in 2012, by certain U.S. subsidiaries of the receivable balance as of December 31, 2011.

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments aimed at diminishing credit risk.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of Property, plant and equipment during the first six months of 2012 are illustrated below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2012
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)

Balance as of January 1, 2012	494,841	370,037	29,311	274,877	1,169,066

Increases	22,530	55,724	—	31,326	109,580
Decreases	(7,149)	—	—	(11,526)	(18,675)
Business Combinations	949	7,675	—	1,448	10,072
Translation differences and other	17,895	12,001	—	(4,664)	25,232
Depreciation expense	(28,291)	(44,697)	(777)	(29,619)	(103,384)

Balance as of June 30, 2012	500,776	400,740	28,534	261,842	1,191,892

Historical cost	932,174	1,068,060	38,087	593,317	2,631,638
Accumulated depreciation	(431,398)	(667,320)	(9,553)	(331,475)	(1,439,746)

Balance as of June 30, 2012	500,776	400,740	28,534	261,842	1,191,892

        Depreciation of Euro 103.4 million (Euro 108.7 million in the same period in 2011) was included in the consolidated statement of income as follows: (i) cost of sales (Euro 34.9 million, compared to Euro 30.6 million in the same period in 2011), (ii) selling expenses (Euro 55.4 million, compared to Euro 51.2 million in the same period in 2011), (iii) advertising expenses (Euro 1.9 million, compared to Euro 2.2 million in the same period in 2011) and (iv) general and administrative expenses (Euro 11.2 million, compared to Euro 24.7 million in the same period in 2011).

        Capital expenditures mainly relate to routine technology upgrades to the manufacturing structure, opening of new stores and the remodeling of older stores whose leases were extended during the period.

        Other equipment includes assets under construction of Euro 52.9 million at June 30, 2012 (Euro 54.5 million at December 31, 2011), mainly relating to the opening and renovation of North American retail stores.

        Leasehold improvements totaled Euro 170.0 million and Euro 230.4 million at June 30, 2012 and December 31, 2011, respectively.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the first six months of 2012 are illustrated below:

(thousands of Euro)	Goodwill	Trade names and Trademarks	Distributor network	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2012
Historical cost	3,090,563	1,576,008	287	229,733	22,181	464,712	5,383,484
Accumulated amortization	—	(660,958)	(270)	(68,526)	(7,491)	(204,756)	(942,001)

Balance as of January 1, 2012	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Increases	—	68	—	—	—	62,986	63,054
Decreases	—	—	—	—	—	(489)	(489)
Intangible assets from business acquisitions	82,971	12,515	—	19,342	—	4,216	119,045
Translation differences and other	67,117	19,622	1	3,461	391	1,521	92,113
Amortization expense	—	(35,239)	(9)	(7,483)	(553)	(23,981)	(67,265)

Balance as of June 30, 2012	3,240,651	912,017	9	176,529	14,528	304,209	4,647,944

Of which
Historical cost	3,240,651	1,611,482	296	254,629	22,796	522,148	5,652,001
Accumulated amortization	—	(699,465)	(287)	(78,099)	(8,268)	(217,939)	(1,004,058)

Balance as of June 30, 2012	3,240,651	912,017	9	176,529	14,528	304,209	4,647,944

        The increase in goodwill and intangible assets from business acquisitions mainly relates to the acquisition of Tecnol in January 2012, which accounts for Euro 80.8 million and Euro 36.1 million of the increase in goodwill and intangible assets, respectively. For additional details on the acquisition please refer to Note 4—"Business Combinations."

        The increase in other intangible assets mainly refers to the continued roll-out of a new IT platform, which was originally introduced in 2008.

12.  INVESTMENTS

        This item amounted to Euro 9.0 million (Euro 8.8 million at December 31, 2011) and mainly included the investment in the associate company Eyebiz Laboratories Pty Limited of Euro 4.4 million (Euro 4.0 million at December 31, 2011) and other minor investments.

13.  OTHER ASSETS

        Other non-current assets amounted to Euro 136.6 million (Euro 147.6 million at December 31, 2011) and were primarily comprised of security deposits of Euro 34.0 million (Euro 32.9 million at

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

13.  OTHER ASSETS (Continued)

December 31, 2011) and advances the Group paid to certain licensees for future contractual minimum royalties, amounting to Euro 79.2 million (Euro 88.3 million at December 31, 2011).

14.  DEFERRED TAX ASSETS

        Deferred tax assets showed a balance of Euro 199.4 million (Euro 202.2 million at December 31, 2011). Deferred tax assets primarily related to temporary differences between the tax values and carrying amounts of inventories, fixed and intangible assets, pension funds, tax losses and provisions for risks and other charges.

LIABILITIES AND EQUITY

15.  SHORT-TERM BORROWINGS

        Bank overdrafts at June 30, 2012 reflected bank overdrafts and short term borrowings with various banks. The interest rates on these credit lines are floating, and the credit lines may be used, if necessary, to obtain letters of credit.

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 21—"Long-term Debt."

17.  ACCOUNTS PAYABLE

        Accounts payable consists of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is due in its entirety within 12 months, is detailed below:

(Amounts in thousands of Euro)	As of June 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Accounts payable	447,922	452,546
Invoices to be received	180,606	155,781

Total	628,528	608,327

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

18.  INCOME TAXES PAYABLE

        Income taxes payable include liabilities for current taxes which are certain and determined.

(Amounts in thousands of Euro)	As of June 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Current year income taxes payable fund	99,467	59,310
Income taxes advance payment	(20,182)	(19,451)

Total	79,285	39,859

19.  SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2011	4,899	5,620	1,796	9,927	31,094	53,337

Increases	821	4,252	9	24,831	15,298	45,211
Decreases	(3,668)	(4,431)	(131)	(7,854)	(11,181)	(27,265)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	40	245	47	(11)	(1,523)	(1,202)

Balance as of June 30, 2011	2,092	5,686	1,721	26,893	33,689	70,081

        Other risks mainly includes provisions for licensing expenses and advertising expenses required by existing license agreements of Euro 12.8 million (Euro 12.0 million as of June 30, 2011), which are based upon advertising expenses that the Group is required to incur under the license agreements, and accruals related to the reorganization of the retail business in Australia of Euro 9.4 million (for further details please refer to note 34 "Non-recurring transactions").

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

20.  OTHER LIABILITIES

(Amounts in thousands of Euro)	As of June 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Premiums and discounts to suppliers	46,557	47,519
Sales commissions	1,017	904
Leasing rental	25,568	23,181
Insurance	10,122	9,893
Sales taxes payable	50,645	31,740
Salaries payable	213,347	204,481
Due to social security authorities	28,104	28,678
Sales commissions payable	9,774	9,733
Royalties payable	3,039	2,218
Derivative financial liabilities	7,195	15,824
Other financial liabilities	164,466	148,905

Total financial liabilities	559,833	523,075

Deferred income	2,589	3,626
Advances from customers	40,704	47,501
Other liabilities	9,279	5,393

Total liabilities	52,572	56,520

Total other current liabilities	612,404	579,595

21.  LONG-TERM DEBT

        The long-term debt is as follows (amount in thousands of Euro):

(thousands of Euro)	As of June 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Luxottica Group S.p.A. credit agreement with various financial institutions (a)	427,324	487,363
Senior unsecured guaranteed notes (b)	1,751,935	1,226,246
Credit agreement with various financial institutions (c)	226,335	225,955
Credit agreement with various financial institutions for Oakley acquisition (d)	714,928	772,743
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	64,346	30,571

Total	3,184,868	2,742,878

Less: Current maturities	(722,471)	(498,295)

Long-Term Debt	2,462,397	2,244,583

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

        Please refer to the schedules below for the roll-forward of long term debts as of June 30, 2012 and 2011:

	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2012	487,363	1,226,246	225,955	772,743	30,571	2,742,878

Proceeds from new and existing loans	—	500,000	—	—	39,024	539,024
Repayments	(60,000)	—	(5,969)	(77,133)	(33,610)	(176,711)
loans assumed in business combinations	—	—	—	—	31,509	31,509
Amortization of fees and interests	(39)	8,314	247	194	(4,938)	3,778
Foreign translation difference	—	17,375	6,102	19,124	1,790	44,390
Balance as of June 30, 2012	427,324	1,751,935	226,335	714,928	64,346	3,184,868

	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2011	545,552	943,112	242,236	897,484	4,252	2,632,636

Proceeds from new and existing loans	—	—	—	—	—	—
Repayments	—	—	(22,697)	(71,263)	(1,235)	(95,196)
Loans assumed in business combinations	—	—	—	—	—	—
Amortization of fees and interests	1,237	10,552	24	131	—	11,943
Foreign translation difference	—	(26,119)	(17,694)	(65,713)	(200)	(109,726)

Balance as of June 30, 2011	546,789	927,545	201,868	760,639	2,817	2,439,658

        (a)   On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility requires repayments of equal quarterly installments of Euro 30.0 million of principal which started on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.447 percent as of June 30, 2012). As of June 30, 2012, Euro 130.00 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2012.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The notional amounts of the Intesa Swaps decreases on a quarterly basis, following the amortization schedule of the underlying facility, which started on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

On November 11, 2009, the Company entered into a Euro 300.0 million Term Facility Agreement, guaranteed by its subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.25 percent based on the "Net Debt/EBITDA" ratio (1.6405 percent as of June 30, 2012). As of June 30, 2012, Euro 300.0 million was borrowed under this credit facility.

        (b)   On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275.0 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20.0 million, U.S. $127.0 million and U.S. $128.0 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2012. The proceeds from the 2008 Notes received on July 1, 2008 were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175.0 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50.0 million, U.S. $50.0 million and U.S. $75.0 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2012.

On September 30, 2010, the Company closed a private placement of Euro 100.0 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50.0 million and Euro 50.0 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2012.

On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500.0 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt. On March 9, 2012, Standard & Poor's assigned the notes a credit rating of BBB+.

        On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million of senior unsecured guaranteed notes ("Series I"). Interest on the Series I Notes accrues at 4.35 percent per annum. The Series I Notes mature on December 15, 2021. The Series I Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2012.

On March 19, 2012, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond March 19, 2019) for an aggregate principal amount of Euro 500.0 million. The notes mature on March 19, 2019 and interest accrues at 3.625 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0758640279). The notes were issued in order to take advantage of favorable market conditions and extend the average maturity of the Group's debt. On March 19, 2012, Standard & Poor's assigned the notes a credit rating of BBB+.

        (c)   On June 3, 2004, as amended on March 10, 2006, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130.0 million and U.S. $325.0 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725.0 million-equivalent multi-currency (Euro/US dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on June 30, 2012 was 0.492 percent for Tranche B. The Company cancelled Tranche C effective April 27, 2012. The credit facility contains certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2012. Under this credit facility, Euro 226.34 million was borrowed as of June 30, 2012.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps have expired on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps swap the LIBOR floating rate for an average fixed rate of 4.634 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months.

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan (with an original principal balance of $500 million which was repaid and cancelled as of December 31, 2011) for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50.0 million on a quarterly basis starting from October 2009, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.830 percent for Facility D and 0.724 percent for Facility E on June 30, 2012). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2011. U.S. $900 million was borrowed under this credit facility as of June 30, 2012.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.260 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

During the fourth quarter of 2008 and the first quarter of 2009, U.S. Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks ("Tranche D Swaps"), which began decreasing by U.S. $50.0 million every three months on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.896 percent per annum. The ineffectiveness of

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

        (e)   On April 17, 2012, the Company entered into a Euro 500 million revolving credit facility, guaranteed by its subsidiary, Luxottica srl with Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.a. as lenders and with Unicredit AG Milan Branch as agent. The final maturity of the credit facility is March 10, 2017. As of June 30, 2012, there are no amounts outstanding under the new revolving credit facility. The credit facility contains certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2012.

As of June 30, 2012, the Group had unused committed (revolving) credit lines for Euro 500 million.

        (f)    Other loans consist of several small credit agreements which are not material.

Long-term debt, including capital lease obligations, as of June 30, 2012 matures as follows:

(thousands of Euro)

2012	364,088
2013	792,262
2014	300,000
2015	600,874
2016 and subsequent years	1,118,666
Effect deriving from the adoption of the amortized cost method	8,978

Total	3,184,868

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

21.  LONG-TERM DEBT (Continued)

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	June 30, 2012 unaudited	December 31, 2011 audited

A	Cash and cash equivalents	6	1,137,510	905,100
B	Other availabilities		—	—
C	Hedging instruments on foreign Exchange rates	9	678	668
D	Availabilities (A) + (B) + (C)		1,138,188	905,768
E	Current Investments		—
F	Bank overdrafts	15	116,535	193,834
G	Current portion of long-term debt	16	722,471	498,295
H	Hedging instruments on foreign Exchange rates	20	1,795	234
I	Hedging instruments on interest rates	20	5,400	12,168
J	Current Liabilities (F) + (G) + (H) + (I)		846,201	704,531
K	Net Liquidity (J) – (E) – (D)		(291,987)	(201,237)
L	Long-term debt	21	710,463	541,957
M	Notes payables	21	1,751,934	1,702,626
N	Hedging instruments on interest rates	25	2,303
O	Total Non-Current Liabilities (L) + (M) + (N)		2,464,700	2,253,133
P	Net Financial Position (K) + (O)		2,172,713	2,051,896

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

	June 30, 2012	December 31, 2011

Net Financial Position, as presented in the notes	2,172,713	2,051,896

Hedging instruments on foreign exchange rates	678	668
Hedging instruments on interest rates—ST	(5,400)	(12,168)
Hedging instruments on foreign exchange rates	(1,795)	(234)
Hedging instruments on interest rates—LT	(2,303)	(8,550)

Net Financial Position	2,163,894	2,031,612

        Our net financial position with respect to related parties is not material.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

22.  EMPLOYEE BENEFITS

        This item amounted to Euro 224.9 million as of June 30, 2012 (Euro 197.7 million at December 31, 2011). This item primarily includes liabilities related to the post-employment benefits of our Italian employees of Euro 39.9 million (Euro 37.7 million as of December 31, 2011) and U.S. employees of Euro 170.4 million (Euro 147.2 million as of December 31, 2011). The increase is mainly due to the reduction of the discount rate used for the actuarial calculation of the liability for employee benefits, and was partially offset by the increase in the fair value of plan assets.

23.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 268.7 million and Euro 280.8 million as of June 30, 2012 and December 31, 2011, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of Property, plant and equipment and intangible assets.

24.  NON CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2011	8,598	23,763	36,397	11,643	80,400

Increases	830	3,005		308	4,143
Decreases	(337)	(3,256)	(6,820)	(439)	(10,852)
Business Combinations			17,627	9,269	26,896
Translation difference and other movements	(713)	565	(420)	(496)	(1,065)

Balance as of June 30, 2012	8,377	24,078	46,784	20,284	99,523

        Other risks mainly includes (i) accruals for risks related to claims with sales agents of certain Italian companies of Euro 6.7 million (Euro 7.1 million as of June 30, 2011) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the retail segment of Euro 2.5 million (Euro 2.4 million as of June 30, 2011).

        The tax and various risk provisions related to Business Combinations refer to Tecnol (Please refer to Note 4 "Business Combinations" for further details).

25.  OTHER NON CURRENT LIABILITIES

        Other long term liabilities total Euro 65.9 million (Euro 66.8 million as of December 31, 2011).

        Other long term payable mainly include (i) the long term portion of the liability related to derivative contracts of Euro 2.3 million (Euro 8.6 million as of December 31, 2011), (ii) the payable for acquisition of the remaining 20% of Tecnol of Euro 10.4 million (Euro 0.0 as of December 31, 2011) and (iii) other long- term liabilities of the North America Retail operations of Euro 43.6 million (Euro 49.1 million as of December 31, 2011).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

26.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The Company's capital stock at June 30, 2012 amounted to Euro 28,183,305.72 and was comprised of 469,721,762 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2012, the capital stock amounted to Euro 28,041,100.62 and was comprised of 467,351,677 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 2,370,085 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 142,205.1 in the first six months of 2012.

        The options exercised included 138,100 from the 2003 grant, 449,700 from the 2004 grant, 100,000 from the 2004 performance grant, 324,256 from the 2005 grant, 500,170 from the 2008 grant, 180,500 from the ordinary 2009 plan and 677,359 from the 2009 plan—reassignment of the 2006 and 2007 plans.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases in connection with the issuance and exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 91.9 million as of June 30, 2012 (Euro 117.4 million as of December 31, 2011). The decrease of Euro 25.5 million was due to grants to certain top executives of approximately 1.5 million of treasury shares as result of the achievement of the financial targets identified by the Board of Directors for 2009 PSP. As a result of the above mentioned grant, the treasury shares reduced from 6,186,425 as of December 31, 2011 to 4,681,025 as of June 30, 2012.

27.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 12.8 million and Euro 12.2 million at June 30, 2012 and December 31, 2011, respectively. The increase is mainly attributable to the net

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

27.  NON-CONTROLLING INTERESTS (Continued)

income of the period of Euro 3.2 million partially offset by the dividend distributed in the period to the non- controlling interests of Euro 2.3 million.

28.  NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Financial Results as of June 30, 2012 (unaudited).

29.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 307.7 million as of June 30, 2012 and Euro 359.5 million as of December 31, 2011.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,062.5 million as of June 30, 2012 and Euro 1,255.9 million as of December 31, 2011.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 70.5 million as of June 30, 2012 and Euro 60.5 million as of December 31, 2011.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At June 30, 2012, the Group's maximum liability amounted to Euro 3.0 million (Euro 3.3 million at December 31, 2011).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.3 million (U.S. $1.7 million) at June 30, 2012 (Euro 1.4 million at December 31, 2011). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

29.  COMMITMENTS AND RISKS (Continued)

Credit lines

        As of June 30, 2012 and as of December 31, 2011, the Company had unused short-term lines of credit of approximately Euro 754.8 million and Euro 747.9 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 311.7 million. These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At June 30, 2012, these credit lines were not utilized.

        U.S. Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 103.2 million (U.S. $130 million). These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At June 30, 2012, they were not used and there were Euro 35.4 million in aggregate face amount of standby letters of credit outstanding under these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

30.  RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The Group paid BBG Euro 0.3 million in the first six months of 2012 and 2011.

Stock option plan

        On September 14, 2004, the Company's Chairman and largest stockholder, Leonardo Del Vecchio, allocated 9.6 million shares (representing 2.11 percent of the Company's issued share capital as of such date) that he held through the company La Leonardo Finanziaria S.r.l.—subsequently merged into Delfin S.à r.l. a holding company of the Del Vecchio family—to a stock option plan for the Group's top management. The options vested on June 30, 2006, upon the achievement of certain financial targets. Accordingly, since the vesting date, the holders of these options have been and will remain entitled to exercise these options from such date until their expiration in 2014. In the first six months of 2012, 3.1 million rights were exercised as part of this plan. In the same period of 2011, 720 thousand rights were exercised. There were approximately 4.2 million options outstanding as of June 30, 2012.

        A summary of related party transactions as of June 30, 2012 and June 30, 2011 is provided below:

(Amounts in thousands of Euro)	As of June 30, 2012

	Income statement		Balance sheet
Related parties	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc	—	543	39	312
Eyebiz Laboratories Pty Limited	500	23,570	7,508	14,973
Others	355	432	531	128

Total	855	24,545	8,078	15,413

(Amounts in thousands of Euro)	As of June 30, 2011

	Income statement		Balance sheet
Related parties	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group Inc	—	232	178	120
Multiopticas Internacional SL	4,697	25	2,440	2,479
Eyebiz Laboratories Pty Limited	495	21,732	2,233	13,462
Others	292	157	189	13

Total	5,484	22,146	5,040	16,074

        Total remuneration due to key managers in the first six months of 2012 amounted to approximately Euro 25.5 million (Euro 23.4 million at June 30, 2011).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

31.  EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended June 30, 2012 and 2011, amounting to Euro 326.3 million and Euro 276.8 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Earnings per share in the first six months of 2012 amounted to Euro 0.70, compared to Euro 0.60 in the same period in 2011. Diluted earnings per share in the first six months of 2012 amounted to Euro 0.70, compared to Euro 0.60 in the same period in 2011.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of June 30,
	2012	2011

Weighted average shares outstanding—basic	463,228,972	460,118,653
Effect of dilutive stock options	2,331,819	2,035,207
Weighted average shares outstanding—dilutive	465,560,791	462,153,860
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	9,980,585	12,970,473

32.  DIVIDENDS

        In May 2012, the Company distributed an aggregate of Euro 227.4 million in dividends to its stockholders equal to Euro 0.49 per ordinary share. Dividends distributed to non-controlling interests in the first half of 2012 totaled Euro 2.3 million. In May 2011, the Company distributed an aggregate of Euro 202.5 million in dividends to its stockholders equal to Euro 0.44 per ordinary share. Dividends distributed to non-controlling interests in the first half of 2011 totaled Euro 2.0 million.

33.  ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first six months of 2012 and 2011.

34.  NON-RECURRING TRANSACTIONS

        On January 24, 2012 the Board of Directors of Luxottica approved the reorganization of the retail business in Australia. As a result of this reorganization the Group will close about 10 percent of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization the Group estimates it will incur in 2012 non-recurring expenses of approximately Euro 21.4 million.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of JUNE 30, 2012
(UNAUDITED)

35.  SHARE-BASED PAYMENTS

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the "Board") (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration if certain financial targets set by the Board of Directors are achieved over a specified three-year period.

        On May 7, 2012, the Board of Directors granted certain of our key employees 721,200 rights to receive ordinary shares ("units") pursuant to the PSP plan adopted in 2008.

        The fair value of the units, amounting to Euro 26.65, was estimated on the grant date using the binomial model and the following weighted average assumptions:

Share Price at grant date	28.23
Expected life	3 years
Dividend Yield	1.94%

        On May 7, 2012, the Board of Directors granted 687,500 options to employees domiciled in the United States with a fair value of Euro 7.85 per option as well as 1,389,000 options to employees domiciled outside the United States with a fair value of Euro 8.23.

Share Price at grant date	Euro 28.23
Expected life	5.61 years
Dividend Yield	1.94%
Volatility	35.70%
Risk Free Rate	1.40%

36.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 45.9 percent and 46.2 percent of our net sales in the first six months of 2012 and 2011, respectively.

37.  SUBSEQUENT EVENTS

        On July 12, 2012, the Group prepaid USD 246 million (Euro 201.4 million) of Tranche E of the Oakley acquisition credit facility with an original scheduled maturity of October 12, 2012. On the same date US Holdings prepaid USD 169 million (Euro 138.5 million) of Tranche D of the Oakley acquisition credit facility with an original scheduled maturity of October 12, 2012 for an amount of USD 130 million and on January 12, 2013 for an amount of USD 39 million.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of June 30, 2012	Final exchange rate as of June 30, 2012	Average exchange rate as of June 30, 2011	Final exchange rate as of December 31, 2011

(per €1)
American Dollar (GMO Ecuador)	1.2965	1.2590	n.a.	1.2939
Argentine Peso	5.6909	5.6432	5.6797	5.5677
Australian Dollar	1.2559	1.2339	1.3582	1.2723
Brazilian Real	2.4144	2.5788	2.2879	2.4159
Canadian Dollar	1.3040	1.2871	1.3706	1.3215
Chilean Peso	638.6833	636.5810	n.a.	671.9970
Chinese Renminbi	8.1901	8.0011	9.1755	8.1588
Colombian Peso	2,324.6325	2,275.4500	n.a.	2,510.5701
Croatian Kuna	7.5428	7.5178	7.3975	7.5370
Great Britain Pound	0.8225	0.8068	0.8682	0.8353
Hong Kong Dollar	10.0619	9.7658	10.9212	10.0510
Hungarian Forint	295.4498	287.7700	269.4495	314.5800
Indian Rupee	67.5963	70.1200	63.1436	68.7130
Israeli Shekel	4.9231	4.9453	4.9368	4.9453
Japanese Yen	103.3102	100.1300	114.9699	100.2000
Malaysian Ringgit	4.0022	3.9960	4.2552	4.1055
Mexican Peso	17.1867	16.8755	16.6865	18.0512
Namibian Dollar	10.2942	10.3669	n.a.	10.4830
New Zealand Dollar	1.6133	1.5746	1.8050	1.6737
Norwegian Krona	7.5729	7.5330	7.8247	7.7540
Peruvian Nuevo Sol	3.4677	3.3540	n.a.	3.4875
Polish Zloty	4.2459	4.2488	3.9527	4.4580
Singapore Dollar	1.6391	1.5974	1.7653	1.6819
South African Rand	10.2942	10.3669	9.6856	10.4830
South Korean Won	1,480.4092	1,441.0000	1,544.8991	1,498.6899
Swedish Krona	8.8824	8.7728	8.9391	8.9120
Swiss Franc	1.2048	1.2030	1.2694	1.2156
Taiwan Dollar	38.4532	37.6024	40.7886	39.1835
Thai Baht	40.3719	39.8730	42.6746	40.9910
Turkish Lira	2.3361	2.2834	2.2081	2.4432
U.S. Dollar	1.2965	1.2590	1.4032	1.2939
United Arab Emirates Dirham	4.7619	4.6243	5.1540	4.7524

Attachment 2

Investments of Luxottica Group S.p.A. representing ownership interests in excess of 10 percent (pursuant to Section 125 Consob Regulation 11971/99)

        The following table reports the direct and indirect investments of Luxottica Group S.p.A. in more than 10 percent of the capital of unlisted public and private limited companies in Italy and abroad; this table has been prepared in compliance with Appendix 4B, letter B, point 4.1 of the Consob Regulation adopted in resolution 11971 dated May 14, 1999 as amended, and with Section 39 of Italian Legislative Decree 1997/127:

Company	Registered Address	Shareholder	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

1242 PRODUCTIONS INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	100,000.00	USD	100,000.00
AIR SUN	MASON-OHIO	SUNGLASS HUT TRADING LLC	70.00	70.00	1.00	USD	70.00
ARNETTE OPTIC ILLUSIONS INC	IRVINE-CALIFORNIA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	100.00
BAZOOKA INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1.00	USD	1,000.00
BEIJING SI MING DE TRADING CO LTD	BEIJING	SPV ZETA Optical Trading (Beijing) Co Ltd	100.00	100.00	30,000.00	CNR	30,000.00
BRIGHT EYES FRANCHISING PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	600,070.00	AUD	110.00
BRIGHT EYES LEASING PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	20.00	AUD	110.00
BRIGHT EYES RETAIL PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	110.00	AUD	110.00
BRIGHT EYES TRADE MARKS PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	200,100.00	AUD	110.00
BUDGET EYEWEAR AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	341,762.00	AUD	341,762.00
BUDGET SPECS (FRANCHISING) PTY LTD	MACQUARIE PARK-NSW	BUDGET EYEWEAR AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
CENTRE PROFESSIONNEL DE VISION USSC INC	ETOBICOKE-ONTARIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1.00	CAD	99.00
COLE VISION SERVICES INC	DOVER-DELAWARE	EYEMED VISION CARE LLC	100.00	100.00	10.00	USD	1,000.00
COLLEZIONE RATHSCHULER SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	10,000.00	EUR	10,000.00
DAVID CLULOW BRIGHTON LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW COBHAM LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW CROUCH END LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW IRELAND LIMITED	DUBLIN	SUNGLASS HUT IRELAND LIMITED	100.00	100.00	100.00	EUR	100.00
DAVID CLULOW LOUGHTON LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW MARLOW LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW NEWBURY LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW OXFORD LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW RICHMOND LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW WIMBLEDON LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DEVLYN OPTICAL LLC	HOUSTON	LUXOTTICA RETAIL NORTH AMERICA INC	30.00	30.00	100.00	USD	3.00
ECOTOP PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	10,100.00	AUD	110.00
ENTERPRISES OF LENSCRAFTERS LLC	MARION-OHIO	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1,000.00	USD	1,000.00
EYE SAFETY SYSTEMS INC	DOVER-DELAWARE	OAKLEY INC	100.00	100.00	1.00	USD	100.00

Company	Registered Address	Shareholder	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

EYEBIZ LABORATORIES PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	30.00	30.00	10,000,005.00	AUD	6,000,003.00
EYEMED INSURANCE COMPANY	PHOENIX-ARIZONA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	250,000.00	USD	250,000.00
EYEMED VISION CARE IPA LLC	NEW YORK-NEW YORK	EYEMED VISION CARE LLC	100.00	100.00	1.00	USD	1.00
EYEMED VISION CARE LLC	DOVER-DELAWARE	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1.00	USD	1.00
EYEXAM OF CALIFORNIA INC	IRVINE-CALIFORNIA	THE UNITED STATES SHOE CORPORATION	100.00	100.00	10.00	USD	1,000.00
FIRST AMERICAN ADMINISTRATORS INC	PHOENIX-ARIZONA	EYEMED VISION CARE LLC	100.00	100.00	1,000.00	USD	1,000.00
GIBB AND BEEMAN PTY LIMITED	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	399,219.00	AUD	798,438.00
GUANGZHOU MING LONG OPTICAL TECHNOLOGY CO LTD	GUANGZHOU CITY	LUXOTTICA (CHINA) INVESTMENT CO LTD	100.00	100.00	240,500,000.00	CNR	240,500,000.00
JUST SPECTACLES (FRANCHISOR) PTY LTD	MACQUARIE PARK-NSW	OF PTY LTD	100.00	100.00	200.00	AUD	200.00
JUST SPECTACLES PTY LTD	MACQUARIE PARK—NSW	OF PTY LTD	100.00	100.00	2,000.00	AUD	2,000.00
LAUBMAN AND PANK PTY LTD	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2,370,448.00	AUD	4,740,896.00
LENSCRAFTERS INTERNATIONAL INC	MARION-OHIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	500.00	USD	5.00
LRE LLC	MARION-OHIO	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1.00	USD	1.00
LUXOTTICA (CHINA) INVESTMENT CO LTD	SHANGHAI	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	88,400,000.00	USD	88,400,000.00
LUXOTTICA (SHANGHAI) TRADING CO LTD	SHANGHAI	LUXOTTICA HOLLAND BV	100.00	100.00	1,000,000.00	EUR	1,000,000.00
LUXOTTICA (SWITZERLAND) AG	ZURICH	LUXOTTICA GROUP SPA	100.00	100.00	100,000.00	CHF	100.00
LUXOTTICA ARGENTINA SRL	BUENOS AIRES	LUXOTTICA GROUP SPA	99.57	100.00	700,000.00	ARS	697,000.00
LUXOTTICA ARGENTINA SRL	BUENOS AIRES	LUXOTTICA SRL	0.43	100.00	700,000.00	ARS	3,000.00
LUXOTTICA AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	1,715,000.00	AUD	1,715,000.00
LUXOTTICA BELGIUM NV	BERCHEM	LUXOTTICA SRL	1.00	100.00	62,000.00	EUR	1.00
LUXOTTICA BELGIUM NV	BERCHEM	LUXOTTICA GROUP SPA	99.00	100.00	62,000.00	EUR	99.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	SAN PAOLO	LUXOTTICA SRL	0.00	100.00	343,457,587.00	BRL	1,186.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	SAN PAOLO	LUXOTTICA GROUP SPA	57.99	100.00	343,457,587.00	BRL	199,160,888.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	SAN PAOLO	OAKLEY CANADA INC	42.01	100.00	343,457,587.00	BRL	144,295,513.00
LUXOTTICA CANADA INC	TORONTO-ONTARIO	LUXOTTICA GROUP SPA	100.00	100.00	200.00	CAD	200.00
LUXOTTICA CENTRAL EUROPE KFT	BUDAPEST	LUXOTTICA HOLLAND BV	100.00	100.00	3,000,000.00	HUF	3,000,000.00
LUXOTTICA ExTrA LIMITED	DUBLIN	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	1.00	EUR	1.00
LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH	GRASBRUNN	LUXOTTICA GROUP SPA	100.00	100.00	230,081.35	EUR	230,081.00
LUXOTTICA FRANCE SAS	VALBONNE	LUXOTTICA GROUP SPA	100.00	100.00	534,000.00	EUR	500.00
LUXOTTICA FRANCHISING AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
LUXOTTICA FRANCHISING CANADA INC	MISSISSAUGA-ONTARIO	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	100.00	100.00	1,000.00	CAD	1,000.00

Company	Registered Address	Shareholder	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA GROUP SPA	64.84	100.00	10,390,459.89	LTL	673,717,415.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA LEASING SRL	0.00	100.00	10,390,459.89	LTL	3.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	SUNGLASS HUT NETHERLANDS BV	35.16	100.00	10,390,459.89	LTL	365,328,569.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA SRL	0.00	100.00	10,390,459.89	LTL	1.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA HOLLAND BV	0.00	100.00	10,390,459.89	LTL	1.00
LUXOTTICA HELLAS AE	PALLINI	LUXOTTICA GROUP SPA	70.00	70.00	1,752,900.00	EUR	40,901.00
LUXOTTICA HOLLAND BV	AMSTERDAM	LUXOTTICA GROUP SPA	100.00	100.00	45,000.00	EUR	100.00
LUXOTTICA HONG KONG WHOLESALE LIMITED	HONG KONG-HONG KONG	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	10,000,000.00	HKD	10,000,000.00
LUXOTTICA IBERICA SA	BARCELONA	LUXOTTICA GROUP SPA	100.00	100.00	1,382,901.00	EUR	230,100.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	GURGAON-HARYANA	LUXOTTICA LEASING SRL	0.00	100.00	500,000.00	RUP	1.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	GURGAON-HARYANA	LUXOTTICA HOLLAND BV	100.00	100.00	500,000.00	RUP	49,999.00
LUXOTTICA ITALIA SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	5,000,000.00	EUR	5,000,000.00
LUXOTTICA KOREA LTD	SEOUL	LUXOTTICA GROUP SPA	100.00	100.00	120,000,000.00	KRW	12,000.00
LUXOTTICA LEASING SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	36,000,000.00	EUR	36,000,000.00
LUXOTTICA MEXICO SA DE CV	MEXICO CITY	LUXOTTICA GROUP SPA	96.00	100.00	2,000,000.00	MXN	1,920.00
LUXOTTICA MEXICO SA DE CV	MEXICO CITY	LUXOTTICA SRL	4.00	100.00	2,000,000.00	MXN	80.00
LUXOTTICA MIDDLE EAST FZE	DUBAI	LUXOTTICA GROUP SPA	100.00	100.00	1,000,000.00	AED	1.00
LUXOTTICA NEDERLAND BV	HEEMSTEDE	LUXOTTICA GROUP SPA	51.00	51.00	453,780.22	EUR	5,100.00
LUXOTTICA NORDIC AB	STOCKHOLM	LUXOTTICA GROUP SPA	100.00	100.00	250,000.00	SEK	2,500.00
LUXOTTICA NORGE AS	KONGSBERG	LUXOTTICA GROUP SPA	100.00	100.00	100,000.00	NOK	100.00
LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	DOVER-DELAWARE	LUXOTTICA USA LLC	100.00	100.00	1.00	USD	1.00
LUXOTTICA OPTICS LTD	TEL AVIV	LUXOTTICA GROUP SPA	100.00	100.00	43.50	ILS	435,000.00
LUXOTTICA POLAND SP ZOO	CRACOV	LUXOTTICA GROUP SPA	25.00	100.00	390,000.00	PLN	195.00
LUXOTTICA POLAND SP ZOO	CRACOV	LUXOTTICA HOLLAND BV	75.00	100.00	390,000.00	PLN	585.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LISBON	LUXOTTICA SRL	0.21	100.00	700,000.00	EUR	300.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LISBON	LUXOTTICA GROUP SPA	99.79	100.00	700,000.00	EUR	139,700.00
LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	307,796.00	AUD	307,796.00
LUXOTTICA RETAIL CANADA INC	TORONTO-ONTARIO	LUXOTTICA RETAIL NORTH AMERICA INC	3.27	100.00	12,671.00	CAD	414.00
LUXOTTICA RETAIL CANADA INC	TORONTO-ONTARIO	THE UNITED STATES SHOE CORPORATION	43.82	100.00	12,671.00	CAD	5,553.00
LUXOTTICA RETAIL CANADA INC	TORONTO-ONTARIO	LENSCRAFTERS INTERNATIONAL INC	52.91	100.00	12,671.00	CAD	6,704.00
LUXOTTICA RETAIL FRANCHISING AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
LUXOTTICA RETAIL HONG KONG LIMITED	HONG KONG-HONG KONG	PROTECTOR SAFETY INDUSTRIES PTY LTD	100.00	100.00	149,127,000.00	HKD	1,491,270.00

Company	Registered Address	Shareholder	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

LUXOTTICA RETAIL NEW ZEALAND LIMITED	AUCKLAND	PROTECTOR SAFETY INDUSTRIES PTY LTD	100.00	100.00	50,000,100.00	NZD	50,000,100.00
LUXOTTICA RETAIL NORTH AMERICA INC	MARION-OHIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1.00	USD	20.00
LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	LUXOTTICA GROUP SPA	68.00	100.00	24,410,765.00	GBP	16,599,320.00
LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	SUNGLASS HUT OF FLORIDA INC	31.14	100.00	24,410,765.00	GBP	7,601,811.00
LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	SUNGLASS HUT TRADING LLC	0.86	100.00	24,410,765.00	GBP	209,634.00
LUXOTTICA SOUTH AFRICA PTY LTD	CAPE TOWN—OBSERVATORY	LUXOTTICA GROUP SPA	100.00	100.00	2,200.02	ZAR	220,002.00
LUXOTTICA SOUTH EAST ASIA PTE LTD	SINGAPORE	LUXOTTICA HOLLAND BV	100.00	100.00	1,360,000.00	SGD	1,360,000.00
LUXOTTICA SOUTH EASTERN EUROPE LTD	NOVIGRAD	LUXOTTICA HOLLAND BV	100.00	100.00	1,000,000.00	HRK	1,000,000.00
LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA GROUP SPA	100.00	100.00	232,797,001.00	AUD	232,797,001.00
LUXOTTICA SOUTH PACIFIC PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	100.00	100.00	460,000,001.00	AUD	460,000,001.00
LUXOTTICA SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	10,000,000.00	EUR	10,000,000.00
LUXOTTICA STARS SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	2,000,000.00	EUR	2,000,000.00
LUXOTTICA SUN CORPORATION	DOVER-DELAWARE	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	100.00
LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN	LUXOTTICA GROUP SPA	100.00	100.00	626,543,403.00	EUR	626,543,403.00
LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO LTD	DON GUAN CITY	LUXOTTICA HOLLAND BV	100.00	100.00	28,500,000.00	USD	28,500,000.00
LUXOTTICA UK LTD	S. ALBANS-HERTFORDSHIRE	LUXOTTICA GROUP SPA	100.00	100.00	90,000.00	GBP	90,000.00
LUXOTTICA US HOLDINGS CORP	DOVER-DELAWARE	LUXOTTICA GROUP SPA	100.00	100.00	100.00	USD	10,000.00
LUXOTTICA USA LLC	NEW YORK-NEW YORK	ARNETTE OPTIC ILLUSIONS INC	100.00	100.00	1.00	USD	1.00
LUXOTTICA VERTRIEBSGESELLSCHAFT MBH	VIENNA	LUXOTTICA GROUP SPA	100.00	100.00	508,710.00	EUR	50,871.00
LVD SOURCING LLC	DOVER-DELAWARE	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	51.00	51.00	5,000.00	USD	2,550.00
MIRARI JAPAN CO LTD	TOKYO	LUXOTTICA GROUP SPA	15.83	100.00	473,700,000.00	JPY	1,500.00
MIRARI JAPAN CO LTD	TOKYO	LUXOTTICA HOLLAND BV	84.17	100.00	473,700,000.00	JPY	7,974.00
MULTIOPTICAS INTERNACIONAL SL	COLMENAR VIEJO-MADRID	LUXOTTICA GROUP SPA	100.00	100.00	8,147,795.20	EUR	10,184,744.00
MY-OP (NY) LLC	DOVER-DELAWARE	OLIVER PEOPLES INC	100.00	100.00	1.00	USD	1.00
OAKLEY (SCHWEIZ) GMBH	ZURICH	OAKLEY INC	100.00	100.00	20,000.00	CHF	20,000.00
OAKLEY AIR JV	CHICAGO-ILLINOIS	OAKLEY SALES CORP	70.00	70.00	1.00	USD	70.00
OAKLEY ATHLETIC (PTY) LIMITED	PORT ELIZABETH	LUXOTTICA SOUTH AFRICA PTY LTD	100.00	100.00	100.00	ZAR	100.00
OAKLEY CANADA INC	SAINT LAUREN-QUEBEC	OAKLEY INC	100.00	100.00	10,107,907.00	CAD	10,107,907.00
OAKLEY CANADA RETAIL ULC	HALIFAX-NOVA SCOTIA	OAKLEY CANADA INC	100.00	100.00	100.00	CAD	100.00
OAKLEY DENMARK APS	COPENHAGEN	OAKLEY INC	100.00	100.00	127,000.00	DKK	127.00
OAKLEY EDC INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY EUROPE SNC	ANNECY	OAKLEY HOLDING SAS	100.00	100.00	25,157,390.20	EUR	251,573,902.00
OAKLEY FINANCING INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1.00	USD	100.00
OAKLEY GMBH	MUNICH	OAKLEY INC	100.00	100.00	25,000.00	EUR	25,000.00
OAKLEY HOLDING SAS	ANNECY	OAKLEY DENMARK APS	49.09	100.00	6,129,050.00	EUR	40,662.00
OAKLEY HOLDING SAS	ANNECY	OAKLEY INC	50.91	100.00	6,129,050.00	EUR	42,163.00
OAKLEY ICON LIMITED	DUBLIN	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	1.00	EUR	1.00
OAKLEY INC	TUMWATER-WASHINGTON	LUXOTTICA US HOLDINGS CORP	100.00	100.00	10.00	USD	1,000.00
OAKLEY IRELAND OPTICAL LIMITED	DUBLIN	OAKLEY INC	100.00	100.00	225,000.00	EUR	225,000.00
OAKLEY ITALY SRL—IN LIQUIDAZIONE	BELLUNO	OAKLEY INC	100.00	100.00	10,000.00	EUR	10,000.00
OAKLEY JAPAN KK	TOKYO	OAKLEY INC	100.00	100.00	10,000,000.00	JPY	200.00
OAKLEY LIMTED PARTNERSHIP	CALGARY-ALBERTA	BAZOOKA INC	1.00	100.00	1.00	CAD	1.00

Company	Registered Address	Shareholder	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

OAKLEY LIMTED PARTNERSHIP	CALGARY-ALBERTA	OAKLEY INC	99.00	100.00	1.00	CAD	99.00
OAKLEY MEXICO INC SA DE CV	HUIXQUILUCAN-HUIXQUILUCAN	OAKLEY INC	100.00	100.00	88,604,000.00	MXN	886,039.00
OAKLEY MEXICO INC SA DE CV	HUIXQUILUCAN-HUIXQUILUCAN	BAZOOKA INC	0.00	100.00	88,604,000.00	MXN	1.00
OAKLEY O STORE INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY SALES CORP	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY SCANDINAVIA AB	STOCKHOLM	OAKLEY ICON LIMITED	100.00	100.00	100,000.00	SEK	1,000.00
OAKLEY SOUTH PACIFIC PTY LTD	VICTORIA-MELBOURNE	OPSM GROUP PTY LIMITED	100.00	100.00	12.00	AUD	12.00
OAKLEY SPAIN SL	BARCELLONA	OAKLEY ICON LIMITED	100.00	100.00	3,100.00	EUR	310.00
OAKLEY UK LTD	ST ALBANS-HERTFORDSHIRE	OAKLEY INC	100.00	100.00	1,000.00	GBP	1,000.00
OF PTY LTD	MACQUARIE PARK-NEW SOUTH WALES	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	35,785,000.00	AUD	35,785,000.00
OLIVER PEOPLES INC	IRVINE-CALIFORNIA	OAKLEY INC	100.00	100.00	1.00	USD	1,000.00
OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA SOUTH PACIFIC PTY LIMITED	100.00	100.00	67,613,043.50	AUD	135,226,087.00
OPTICAS GMO CHILE SA	COMUNA DE HUECHURABA	LUXOTTICA GROUP SPA	0.00	100.00	3,326,884.00	CLP	1.00
OPTICAS GMO CHILE SA	COMUNA DE HUECHURABA	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	3,326,884.00	CLP	3,326,883.00
OPTICAS GMO COLOMBIA SAS	BOGOTA	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	13,376,033,000.00	COP	13,376,033,000.00
OPTICAS GMO ECUADOR SA	MEZANINE	OPTICAS GMO PERU SAC	0.00	100.00	3,300,000.00	USD	1.00
OPTICAS GMO ECUADOR SA	MEZANINE	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	3,300,000.00	USD	3,299,999.00
OPTICAS GMO PERU SAC	LIMA	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	11,201,141.00	PEN	11,201,140.00
OPTICAS GMO PERU SAC	LIMA	OPTICAS GMO ECUADOR SA	0.00	100.00	11,201,141.00	PEN	1.00
OPTIKA HOLDINGS LIMITED	ST ALBANS-HERTFORDSHIRE	LUXOTTICA RETAIL UK LTD	100.00	100.00	699,900.00	GBP	699,900.00
OPTIKA LIMITED	ST ALBANS-HERTFORDSHIRE	OPTIKA HOLDINGS LIMITED	100.00	100.00	2.00	GBP	2.00
OPTIMUM LEASING PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	110.00	AUD	110.00
OY LUXOTTICA FINLAND AB	ESPOO	LUXOTTICA GROUP SPA	100.00	100.00	170,000.00	EUR	1,000.00
PACIFICA SALES CORPORATION	IRVINE-CALIFORNIA	OAKLEY INC	100.00	100.00	10.00	USD	1,000.00
PEARLE VISION MANAGED CARE-HMO OF TEXAS INC	HOUSTON-TEXAS	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1,000.00	USD	1,000.00
PEARLE VISIONCARE INC	IRVINE-CALIFORNIA	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1,000.00	USD	100.00
PROTECTOR SAFETY INDUSTRIES PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	2,486,250.00	AUD	4,972,500.00
RAY BAN SUN OPTICS INDIA LIMITED	BHIWADI	LUXOTTICA US HOLDINGS CORP	93.32	93.32	244,729,170.00	RUP	22,837,271.00
RAYS HOUSTON	MASON-OHIO	SUNGLASS HUT TRADING LLC	51.00	51.00	1.00	USD	51.00
SGH BRASIL COMERCIO DE OCULOS LTDA	SAN PAOLO	LUXOTTICA TRADING AND FINANCE LIMITED	0.01	100.00	6,720,000.00	BRL	672.00
SGH BRASIL COMERCIO DE OCULOS LTDA	SAN PAOLO	LUXOTTICA GROUP SPA	99.99	100.00	6,720,000.00	BRL	6,719,328.00
SGH OPTICS MALAYSIA SDN BHD	KUALA LAMPUR	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	MYR	2.00
SOMOS INC	BEVERLY HILLS-CALIFORNIA	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	2.00	USD	200.00
SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO LTD	SHANGHAI	LUXOTTICA (CHINA) INVESTMENT CO LTD	100.00	100.00	5,875,000.00	USD	5,875,000.00
SPV ZETA Optical Trading (Beijing) Co Ltd	BEIJING	LUXOTTICA (CHINA) INVESTMENT CO LTD	100.00	100.00	465,000,000.00	CNR	465,000,000.00
SUNGLASS FRAMES SERVICE SA DE CV	MEXICO CITY	LUXOTTICA GROUP SPA	0.02	100.00	2,350,000.00	MXN	1.00

Company	Registered Address	Shareholder	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

SUNGLASS FRAMES SERVICE SA DE CV	MEXICO CITY	SUNGLASS HUT DE MEXICO SA DE CV	99.98	100.00	2,350,000.00	MXN	4,699.00
SUNGLASS HUT (South East Asia) PTE LTD	SINGAPORE	LUXOTTICA HOLLAND BV	100.00	100.00	100,000.00	SGD	100,000.00
SUNGLASS HUT AIRPORTS SOUTH AFRICA (PTY) LTD	CAPE TOWN—OBSERVATORY	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	45.00	45.00	1,000.00	ZAR	450.00
SUNGLASS HUT AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA US HOLDINGS CORP	100.00	100.00	46,251,012.00	AUD	46,251,012.00
SUNGLASS HUT DE MEXICO SA DE CV	MEXICO CITY	LUXOTTICA TRADING AND FINANCE LIMITED	0.00	100.00	402,500,000.00	MXN	1.00
SUNGLASS HUT DE MEXICO SA DE CV	MEXICO CITY	LUXOTTICA GROUP SPA	100.00	100.00	402,500,000.00	MXN	160,999.00
SUNGLASS HUT HONG KONG LIMITED	HONG KONG-HONG KONG	PROTECTOR SAFETY INDUSTRIES PTY LTD	50.00	100.00	2.00	HKD	1.00
SUNGLASS HUT HONG KONG LIMITED	HONG KONG-HONG KONG	OPSM GROUP PTY LIMITED	50.00	100.00	2.00	HKD	1.00
SUNGLASS HUT IRELAND LIMITED	DUBLINO	LUXOTTICA RETAIL UK LTD	100.00	100.00	250.00	EUR	200.00
SUNGLASS HUT NETHERLANDS BV	HEEMSTEDE	LUXOTTICA GROUP SPA	100.00	100.00	18,151.20	EUR	40.00
SUNGLASS HUT OF FLORIDA INC	WESTON-FLORIDA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	10.00	USD	1,000.00
SUNGLASS HUT PORTUGAL UNIPESSOAL LDA	LISBON	LUXOTTICA GROUP SPA	100.00	100.00	1,000,000.00	EUR	1,000,000.00
SUNGLASS HUT RETAIL NAMIBIA (PTY) LTD	WINDHOEK	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	100.00	100.00	100.00	NAD	100.00
SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	CAPE TOWN—OBSERVATORY	LUXOTTICA SOUTH AFRICA PTY LTD	100.00	100.00	900.00	ZAR	900.00
SUNGLASS HUT TRADING LLC	DOVER-DELAWARE	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	1.00
SUNGLASS ICON PTY LTD	VICTORIA-MELBOURNE	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	20,036,912.00	AUD	20,036,912.00
SUNGLASS WORKS PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	20.00	AUD	110.00
SUNGLASS WORLD HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	SUNGLASS HUT AUSTRALIA PTY LIMITED	100.00	100.00	13,309,475.00	AUD	13,309,475.00
TECNOL-TECNICA NACIONAL DE OCULOS LTDA	CAMPINAS	LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	80.00	80.00	41,321,190.00	BRL	3,305,695.00
THE OPTICAL SHOP OF ASPEN INC	IRVINE-CALIFORNIA	OAKLEY INC	100.00	100.00	1.00	USD	250.00
THE UNITED STATES SHOE CORPORATION	DOVER-DELAWARE	LUXOTTICA USA LLC	100.00	100.00	1.00	USD	100.00

Certification of the consolidated financial statements, pursuant to Article 154-bis of the Legislative Decree 58/98.

        1.     The undersigned Andrea Guerra and Enrico Cavatorta, as chief executive officer and chief financial officer of Luxottica Group S.p.A, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4 of Legislative Decree no. 58 of 24 February 1998, hereby certify:

    •
    the adequacy in relation to the characteristics of the Company and

    •
    the effective implementation of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements over the course of the period ending June 30, 2012.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements as of June 30, 2012 was based on a process developed by Luxottica Group S.p.A in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring organizations of the Treadway Commission, which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the consolidated financial statements:

            a)     have been drawn up in accordance with the international accounting standards recognized in the European Union under the EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, and the provisions which implement Art. 9 of the Legislative Decree no. 38/205;

            b)    is consistent with the entries in the accounting books and records;

            c)    are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on the consolidated financial statements includes a reliable analysis of operating trends and period results as well as the condition of the issuer and of the companies included within the scope of consolidation. The management report also includes a description of the primary risks and uncertainties to which the Group is exposed.

Milan, July 26, 2012
Andrea Guerra
(Chief Executive Officer)

Enrico Cavatorta
(Officer in charge with preparing the Company's financial reports)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

 TECNOL-TECNICA NACIONAL DE OCULOS LTDA
CAMPINAS - BRAZIL

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SAO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: August 2, 2012	By:	/s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER